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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                  PHARMACEUTICAL RESOURCES, INC.
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (Title of Class of Securities)

                          717125 10 8
                        (CUSIP Number)
                       Ken E. Lalo, Adv.
              Clal Industries and Investments Ltd.
                       5 Druyanov Street
                        Tel Aviv, 63143
                            Israel
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          March 25, 1998

     (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  / /

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.










































                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Pharmaceutical Industries, Ltd. (no U.S. I.D. No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.
                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Industries and Investments Ltd. (no U.S. I.D.  No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal (Israel) Ltd. (no U.S. I.D.  No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D.  No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D.  No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Raphael Recanati

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         /x/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                     ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Elaine Recanati

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Leon Recanati

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Judith Yovel Recanati

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     2,313,272 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     2,313,272 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,313,272 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.22%

14   TYPE OF REPORTING PERSON*
     IN







          This Amendment No. 4 amends the Schedule 13D dated March 28, 1995, as amended by Amendment No. 1 dated May 1, 1995, filed by Clal Pharmaceutical Industries, Ltd. ("Clal Pharm") on June 1, 1995, Amendment No. 2 filed on September 28, 1995, and Amendment No. 3 dated October 20, 1996 and filed on October 2, 1997, to report certain changes relating to Clal Pharm's ownership of shares of Common Stock of the Issuer.

Item 2.   Identity and Background

          (a), (b) and (c): The Reporting Persons are:

          (1) Clal Pharm, an Israeli corporation, with its principal office at Clal House, 5 Druyanov Street, Tel Aviv, Israel. Clal Pharm acquires interests in, finances and participates in the management of companies in the pharmaceutical industry. Clal Pharm owns directly shares of the Issuer which entitle it to vote approximately 12.22% of the shares of Common Stock of the Issuer.

          Exhibit 3 lists the name, residence or business address, citizenship, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted, of each director and executive officer of Clal Pharm.

          (2) Clal Industries and Investments Ltd. ("Clal Industries"), an Israeli corporation, with its principal office at Clal House, 5 Druyanov Street, Tel Aviv, Israel. Clal Industries is a holding company whose principal holdings are in the industrial technology sectors. As of March 31, 1998 Clal Industries owned directly 100% of the voting shares of Clal Pharm. Clal Industries changed its name from Clal Industries Ltd. to Clal Industries and Investments Ltd. on October 12, 1997.

          (3) Clal (Israel) Ltd. ("Clal Israel"), an Israeli corporation, with its principal office at Clal House, 5 Druyanov Street, Tel Aviv, Israel. Clal Israel is a holding company operating through its holding companies in the areas of industry, commerce and services, financing, construction, real estate, insurance, hotels and tourism and various branches of the capital markets and finance. As of March 31, 1998 Clal Israel owned directly approximately 68.8% of the voting shares of Clal Industries.

          Exhibits 1 and 2 list the name, residence or business address, citizenship, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted, of each director and executive officer of Clal Israel and Clal Industries.

          (4)  IDB Development Corporation Ltd. ("IDB
Development"), an Israeli corporation, with its principal office at the Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of March 31, 1998 IDB Development owns directly 48.6% of the voting shares of Clal Israel.

          (5) IDB Holding Corporation Ltd. ("IDB Holding"), an Israeli corporation, with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. As of March 31, 1998 IDB Holding owned approximately 71.0% of the outstanding shares of IDB Development.

          The following persons may by of reason of their interests in and relationships with IDB Holding be deemed to control the corporations referred to in paragraphs (1)-(5) above:

          (6)  Raphael Recanati, The Tower, 3 Daniel Frisch
Street, Tel Aviv, Israel. Present principal occupation: Chairman and Managing Director, IDB Holding and IDB Development;
President, Finmar Equities Co. - shipping and finance.

          (7)  Elaine Recanati, 23 Shalva Street, Herzelia,
Israel. Present principal occupation: Housewife.

          (8)  Leon Recanati, The Tower, 3 Daniel Frisch Street,
Tel Aviv, Israel.  Present principal occupation: Joint Managing
Director of IDB Holding and Chairman of the Board of Directors of Clal Israel.

          (9)  Judith Yovel Recanati, 64 Kaplan Street, Herzliya,
Israel.  Present principal occupation: Housewife.

          Mr. Raphael Recanati and Mrs. Elaine Recanati are brother-in-law and sister-in-law and Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and are the nephew and niece of Mr. Raphael Recanati and Mrs. Elaine Recanati. As of March 31, 1998, companies controlled by Mr. Raphael Recanati, Mrs. Elaine Recanati, Mr. Leon Recanati and Mrs. Judith Yovel Recanati held in the aggregate approximately 52.61% of the voting power and equity of IDB Holding.

          The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of IDB Development and IDB Holding and the name and business address of any corporation or other organization in which such employment is conducted are set forth on Exhibits 4 and 5 hereof and incorporated herein by reference.

          (d) None of the corporations or individuals referred to in (1)-(9) above has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

          On February 16, 1994, following a lengthy trial in the District Court of Jerusalem, State of Israel, of 22 defendants, including IDB Holding, the four largest Israeli banks, and members of their senior management, IDB Holding, all the banks, including Israel Discount Bank Limited ("IDBL") of which IDB Holding was the parent, and all the management-defendants were convicted of contravening certain provisions of Israel's laws in connection with activities that arose out of a program related to the regulation of bank shares prior to October 1983. Messrs. Raphael Recanati, Eliahu Cohen and Oudi Recanati, who were among the management-defendants, and IDB Holding categorically denied any wrongdoing and appealed to the Supreme Court of Israel, which found that the share regulation had been authorized and encouraged by high officials of the Israeli Government, overturned the principal count of the indictments of the management-defendants, and acquitted IDB Holding of all charges. The Court left standing the lower court's finding that Messrs. Raphael Recanati and Eliahu Cohen, who were principal executive officers of IDBL, and Mr. Oudi Recanati, who was a member of that bank's senior management, caused improper advice to be given in connection with the sale of securities and that Messrs. Raphael Recanati and Eliahu Cohen caused false entries in corporate documents, in contravention of Israeli laws. Messrs. Raphael Recanati, Eliahu Cohen and Oudi Recanati received from the lower court suspended sentences of two years, two years and 18 months, respectively, all of which have lapsed, and they were fined approximately $200,000, $167,000 and $134,000, respectively.
None of the activities in question, which occurred more than 14 years ago, relate to or involve the Issuer or its business in any way.

          In March 1997 Mr. Rimon Ben-Shaoul, President and CEO of Clal Industries and Director of Clal Pharm and Clal Israel, pleaded guilty to a criminal charge of violating Israel's Restrictive Trade Practices law in connection with an insurance cartel, and received a suspended sentence of twelve months' imprisonment and a fine of 300,000 New Israeli Shekels (approximately $85,000).

          (e) None of the corporations or individuals referred to in (1)-(9) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) The individuals referred to in (6), (8) and (9) above are citizens of Israel. The individual referred to in (7), Mrs. Elaine Recanati, is a citizen of the United States.

Item 4.   Purpose of Transaction

          Pursuant to the Third Amendment to Stock Purchase Agreement, dated July 28, 1997 (the "Third Amendment"), Clal Pharm and the Issuer agreed to exchange Clal Pharm's existing warrants to acquire 1,906,107 shares of Common Stock at prices in excess of $11 per share for an aggregate of 186,000 shares of Common Stock. At the same time, pursuant to a Letter Agreement dated July 28, 1997 (the "Letter Agreement"), Clal Pharm transferred to the Issuer Clal Pharm's entire interest in their Israeli joint venture for aggregate consideration of $1,500,000, in the form of the Issuer's non-recourse secured promissory note and approximately $447,000 in cash.

          In addition, pursuant to a letter agreement between Clal Pharm, Merck KGaA ("Merck") and the Issuer, dated March 25, 1998 (the "Stock Purchase Agreement"), Clal Pharm agreed to sell to Merck 1,813,272 shares of Common Stock at a price of $2 per share, with an option to sell to Merck its remaining shares in March 2001 at a price of $2.5 per share. The Stock Purchase Agreement terminates the stock purchase agreement between Clal Pharm and the Issuer, dated March 25, 1995, as amended, and amends the registration rights agreement between Clal Pharm and the Issuer, dated May 1, 1995, to provide that Clal Pharm is not entitled to exercise any of its rights thereunder until March 2001. The obligations of the parties arising from the Stock Purchase Agreement are subject to the closing of a stock purchase agreement between the Issuer and Lipha Americas ("Lipha"), Inc., an affiliate of Merck (the "Closing"), which the Reporting Persons believe was also executed on March 25, 1998. The per share price in the Stock Purchase Agreement was to be determined according to the greater of (i) $2 and (ii) the per share purchase price to be paid by Lipha, which the Reporting Persons believe was also $2 per share.

Item 5.   Interest in Securities of the Issuer

          As of March 25, 1998, Clal Pharm was the beneficial owner of 2,313,272 shares of Common Stock of the Issuer, or approximately 12.22% of the shares of Common Stock of the Issuer advised to be outstanding as of such date. The Reporting Persons shared the power to vote and dispose of the 2,313,272 shares of Common Stock of the Issuer beneficially owned by Clal Pharm.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Except as described herein and in Item 4 hereof, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Pursuant to the Third Amendment, Clal Pharm agreed not to sell shares of Common Stock of the Issuer without written consent of the Issuer prior to November 1, 2000, unless (i) the shares are (a) registered under the Securities Act, (b) sold in broker's transaction pursuant to Rule 144, (c) transferred in connection with a merger or other business combination involving more than a 50% change in control of the Issuer, (d) sold in any transaction that does not transfer to one person more than 3% of the issued outstanding shares of Common Stock at the time of the transfer and is in compliance with the Securities Act, or (e) sold as part of a transfer of all the shares owned at the time by Clal Pharm, as long as the Board of Directors of the Issuer has written notice of the transfer and does not reject the transferee (the Board of Directors may reject the transferee only if such entity is asserted in good faith and then demonstrated by the Board of Directors, acting in good faith, to be a competitor or a party with a demonstrated adverse interest to the Issuer), or
(ii) there is (a) an issuance of securities representing a 51% voting interest to a third party, (b) a sale of all or substantially all of the Issuer's assets, or (c) a transaction that requires approval of the majority of the members of the Board of Directors of the Issuer.

          Notwithstanding the limitation above, Clal Pharm may transfer 90% or more of the shares of Common Stock of the Issuer then beneficially owned by it to a bona fide purchaser, so long as the Board does not reject the transferee (a "Permitted Transaction"). Clal Pharm shall not be entitled to make a transfer if it has already transferred more than 290,000 shares of Common Stock in any 365-day period or transferred an aggregate of more than 586,000 shares of Common Stock since May 1, 1995.

          Pursuant to the Third Amendment, Clal Pharm and the Issuer agreed not to assign any of the rights, interests or obligations under the stock purchase agreement without the prior written consent of the other party; provided that (a) Clal Pharm may assign its rights to any subsidiary or related entity so long as such (i) subsidiary or related entity assumes Clal Pharm's obligations and (ii) Clal Pharm remains primarily liable to the Issuer and (b) Clal Pharm may assign all, but not less than all, of its rights under the stock purchase agreement to any entity as part of a Permitted Transaction so long as the transferee assumes Clal Pharm's obligations.

          Pursuant to the Letter Agreement, Clal Pharm and its affiliates are to receive "most favored" protection with respect to any and all research, development, agreements made by Clal Pharmaceutical Resources L.P., for as long as Clal Pharm owns 8% or more of the Issuer's issued and outstanding Common Stock. This right cannot be assigned to non-affiliates of Clal Pharm.

          Pursuant to the Stock Purchase Agreement, in consideration for the purchase of the shares, Merck shall pay Clal Pharm on the second anniversary of the Closing an amount equal to the excess, if any, of the weighted average price of all trades in the shares of Common Stock on The New York Stock Exchange ("Fair Market Value"), during the thirty (30) trading days immediately preceding the second anniversary of the Closing, over $2, multiplied by 500,000.

          Pursuant to the Stock Purchase Agreement, during the period commencing on the Closing and ending three years and five U.S. business days thereafter (the "Post-Closing Period"), Clal Pharm shall not, directly or indirectly, sell, assign, pledge, transfer, create or purchase any option or warrant on or with respect to, enter into any transaction shifting a substantial portion of the benefits and burdens of ownership of, or otherwise dispose of (collectively, "Transfer"), or enter into a contract or agreement (whether or not contingent) to Transfer, any of the remaining shares of Common Stock beneficially owned by Clal Pharm.

          Pursuant to the Stock Purchase Agreement, during the five U.S. business day period commencing on the last day of the Post-Closing Period, Clal Pharm shall have the right to cause Merck (or the Issuer, if Merck and the Issuer shall agree) to purchase, and, if Clal Pharm so elects, Merck and/or the Issuer shall purchase the remaining 500,000 shares of Common Stock held by Clal Pharm (the "Remaining Shares") at a price of $2.50 per share. In the event that Clal Pharm shall not have exercised its right, Clal Pharm, Merck and/or the Issuer shall have the right to exercise the option in each case by providing written notice of such exercise to each of the other parties hereto within five U.S. business days following the expiration of the five U.S. business day period referred to above. Upon the exercise of such option:

     (A) Clal Pharm shall seek to sell any or all of the Remaining Shares on The New York Stock Exchange for a period of ninety trading days beginning on the third trading day following exercise of the option; provided, however, that Clal Pharm shall not effect any such sale without the prior consent of Merck and the Issuer, and Clal Pharm shall use its best efforts to effect each sale which Merck and the Issuer shall direct Clal Pharm to effect; and

     (B) within five U.S. business days following the expiration of the 90 trading day period referred to above, Merck and/or the Issuer shall purchase from Clal Pharm all of the Remaining Shares not sold by Clal Pharm during such 90 trading day period (if any), and shall pay to Clal Pharm an amount equal to the amount, if any, by which (I) the product of 500,000 multiplied by the Fair Market Value during the 30 trading days immediately preceding the last day of the Post-Closing Period exceeds (II) the aggregate proceeds realized by Clal Pharm from sales of the Remaining Shares during the 90 trading day period referred to herein.

          Pursuant to the Stock Purchase Agreement, from March 25, 1998 through the occurrence of the first to occur of (i) the termination of this Stock Purchase Agreement and (ii) the end of the Post-Closing Period, neither Clal Pharm nor any person under Clal Pharm's control, shall (w) purchase or otherwise acquire any additional shares of Common Stock, options, warrants or other securities of the Issuer, (x) transfer any shares of Common Stock beneficially owned, directly or indirectly, by Clal Pharm, (y) enter into any agreement or arrangement with any person or entity (other than the Issuer) concerning the voting, holding or transferring of any shares of the Issuer, or initiate, propose or participate in any transaction involving the Issuer or (z) recommend any person to engage in the activities in (w), (x) or
(y) above.

          Pursuant to the Stock Purchase Agreement, the stock purchase agreement, between the Issuer and Clal Pharm, dated March 25, 1995, as amended, is terminated in its entirety with no further obligations, liabilities or rights on the part of the parties thereunder, and the registration rights agreement, between the Issuer and Clal Pharm, dated May 1, 1995, is amended to provide that Clal Pharm is not entitled to exercise any of its rights thereunder during the Post-Closing Period.

Item 7.   Material to Be Filed as Exhibits

Exhibits 1,    Name, citizenship, business address, present
2, 3, 4        principal occupation and employer of
and 5          executive officers and directors of
               (1) Clal Israel, (2) Clal Industries
               (3) Clal Pharm, (4) IDB Holding and (5) IDB
               Development

Exhibit 6 -    Third Amendment to Stock Purchase Agreement, dated
               July 28, 1997, between Pharmaceutical Resources,
               Inc. and Clal Pharm

Exhibit 7 -    Letter Agreement, dated July 28, 1997, between
               Clal Pharm, C.T.P. Research and Development (1995)
               Ltd., the Issuer and PRI Research, Inc.

Exhibit 8 -    Stock Purchase Agreement, dated March 25, 1998,
               between Clal Pharm, Merck KGaA and the Issuer

Exhibit 9 -    Agreement dated September 7, 1997 between Clal
               Pharm and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Pharm

Exhibit 10 -   Agreement dated September 7, 1997 between Clal
               Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Industries

Exhibit 11 -   Agreement dated September 28, 1997 between Clal
               Israel and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Israel

Exhibit 12 -   Agreement dated January 31, 1997 between IDB
               Development and IDB Holding authorizing IDB
               Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development

Exhibit 13 -   Agreement dated January 31, 1997 between Raphael
               Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Mr. Recanati

Exhibit 14 -   Agreement dated July 17, 1997 between Elaine
               Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Recanati

Exhibit 15 -   Agreement dated January 31, 1997 between Leon
               Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Recanati

Exhibit 16 -   Agreement dated January 31, 1997 between Judith
               Yovel Recanati and IDB Holding authorizing IDB
               Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Recanati

Exhibit 17 -   Schedule 13D, dated March 25, 1995

Exhibit 18 -   Amendment to Schedule 13D, dated May 1, 1995

Exhibit 19 -   Amendment to Schedule 13D, dated September 28,
               1995

Exhibit 20 -   Amendment to Schedule 13D, dated October 20, 1996















Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: May 18, 1998

                    CLAL PHARMACEUTICAL INDUSTRIES, LTD.
                    CLAL INDUSTRIES AND INVESTMENTS LTD.
                    CLAL (ISRAEL) LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    RAPHAEL RECANATI
                    ELAINE RECANATI
                    LEON RECANATI
                    JUDITH YOVEL RECANATI

                    By:  IDB HOLDING CORPORATION LTD.


                    By:  /S/ JAMES I. EDELSON
                         James I. Edelson, U.S. Resident
                         Secretary of IDB Holding Corporation
                         Ltd. for itself and on behalf of Clal
                         Pharmaceutical Industries, Ltd., Clal
                         Industries and Investments Ltd., Clal
                         (Israel) Ltd., IDB Development
                         Corporation Ltd., Raphael Recanati,
                         Elaine Recanati, Leon Recanati and
                         Judith Yovel Recanati pursuant to the
                         agreements annexed hereto as exhibits 9-
                         16.















                                            Exhibit 1

     (Information provided as of April 26, 1998 in response
             to Items 2 through 6 of Schedule 13D)
              Executive Officers and Directors of
                      Clal (Israel) Ltd.:
                        ("Clal Israel")

(citizenship the same as country of residence unless otherwise noted)

                                        Principal
Name and Address         Position       Occupation

Leon Recanati            Chairman of    Joint Managing
The Tower                the Board of   Director of IDB
3 Daniel Frisch Street   Directors      Holding Corporation
Tel Aviv, Israel                        Ltd. and Chairman of the
                                        Board of Directors of
                                        Clal (Israel) Ltd. (1)

Richard Armon*           Director       Chairman of Gmul
9 Mahrel St.                            Investment Co.
Tel Aviv, Israel                        Ltd. (2)

Dalia Lev                Director       Joint Managing
The Tower                               Director of
3 Daniel Frisch                         IDB Development
Tel Aviv, Israel                        Corporation Ltd.

Eliahu Cohen             Director       Joint Managing
The Tower                               Director of IDB
3 Daniel Frish Street                   Development
Tel Aviv, Israel                        Corporation Ltd.(3)

Jacob Elinav             Director       Deputy Manager of
11 Hadudaim Street                      Bank Hapoalim B.M.
Herzelia, Israel

Uri Hamani               Director       Member of the Board of
Moshav Even Sapir                       Directors of companies of
Israel                                  the Bank Hapoalim B.M.
                                        group of companies and
                                        additional companies of
                                        the Clal Group

Ephraim Reiner           Director       Economic Advisor and
5 Giv'at Hachalomot                     director of companies
Herzelia, Israel

Raphael Molho            Director       Director of
22 Ibn Gvirol Street                    companies (4)
Jerusalem, Israel

Shimon Ravid             Director       Joint Managing
50 Rothschild Boulevard                 Director, Bank
Tel Aviv, Israel                        Hapoalim B.M.  Member of
                                        the Board of Directors of
                                        companies of the Bank
                                        Hapoalim B.M. group of
                                        companies

Nurit Segal              Director       Department Manager
27 Mapu Street                          at Bank Hapoalim
Tel Aviv, Israel                        B.M., Member of the Board
                                        of companies of the Bank
                                        Hapoalim B.M. group of
                                        companies

Joel Carasso             Director       Manager and Member
33 Maale Habonim Street                 of the Board of
Ramat-Gan, Israel                       Directors of Moise
                                        Carasso Sons Ltd.

Dr. Ben-Ami Zuckerman    Director       Chairman, Mivtahim
18 Mavo Ha'oleh Street                  the Workers Social
Jerusalem, Israel                       Insurance Fund Ltd.

Rimon Ben-Shaoul         Director       President and Chief
5 Druyanov St.                          Executive Officer of Clal
Tel Aviv, Israel                        Industries (4)

Isaac Kaul               President and  President and Chief
5 Druyanov St.           Executive      Executive Officer (5)
Tel Aviv, Israel         Officer

Avigdor Huber            Accountant -   Accountant - Vice
5 Druyanov St.           and Vice       President, Comptroller
Tel Aviv, Israel         President      of Clal (Israel) Ltd.
                         and            Clal (Israel) and of
                         Comptroller    additional of the Clal companies
                         Group.         of the Clal Group.  Member of the
                                        Board of Directors of
                                        Companies of the Clal
                                        Group.

Avi Shani                Vice           Vice President,
5 Druyanov St.           President,     Manager - Economic
Tel Aviv, Israel         - Economic     Department
                         Department

Aharon Bresler           Vice           Vice President,
5 Druyanov St.           President,     Manager of Financial
Tel Aviv, Israel         Manager of     Department
                         Financial
                         Department

Bracha Litvack           Vice           Vice President,
5 Druyanov St.           President,     Business Development
Tel Aviv, Israel         Business
                         Development

Avraham Weel             General        General Counsel
5 Druyanov Street        Counsel
Tel Aviv, Israel

Ilan Amit                Internal       Internal Auditor of
5 Druyanov St.           Auditor        Clal (Israel) Ltd.
Tel Aviv, Israel                        and of Subsidiaries of
                                        the Clal Group (6)

*    Mr. Armon is a dual citizen of Israel and Romania.

1.   Mr. Leon Recanati is Chairman of the Board of Clal
Industries.

2.   Mr. Armon is a director of Clal Industries.

3.   Mr. Cohen is a director of Clal Industries.

4.   Mr. Ben-Shaoul is President and Chief Executive Officer of
Clal Industries and director of Clal Pharm.

5.   Mr. Kaul is a director of Clal Industries.

6.   Mr. Amit is the Internal Auditor of Clal Industries.

     Based on information provided to the Reporting Persons, except as disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.

                           Exhibit 2

     (Information provided as of April 26, 1998 in response
             to Items 2 through 6 of Schedule 13D)
              Executive Officers and Directors of
             Clal Industries and Investments Ltd.:
                      ("Clal Industries")
who are not Executive Officers or Directors of Clal Israel
(citizenship the same as country of residence unless otherwise noted)

                                        Principal
Name and Address         Position       Occupation

Aviezer Chelouche        Director       Advocate
46 Beeri Street
Tel Aviv, Israel

Nahum Amit               Director       Advocate
112 Yigal Alon St.
Tel Aviv, Israel

Ariel Carasso            Director       Director of
26 Rival St.                            Moise Carasso Sons Ltd.
Tel Aviv, Israel

Dr. Liora Katzenstein    Director       President of ISEMI Israel
12A Meskin St.                          School of Enterprise
Tel Aviv, Israel                        Management and Innovation
                                        branch of Swinburne
                                        University of Technology
                                        (Australia) - Center for
                                        Innovation and Entrepreneurship World
                                        Network

Yosef Genosar            Director       ARC, an entity involved
111 Arlozorov St.                       in business promotions
Tel Aviv, Israel

Gurion Meltzer           Director       Management Consultant and
44 Jabotinsky Street                    lecturer at academic
Tel Aviv, Israel                        institutes

Yecheskel Dovrat         Executive      Executive Vice
5 Druyanov St.           Vice           President (1)
Tel Aviv, Israel         President

Rina Shainski            Vice President Vice President
5 Druyanov               Business       Business Development
Tel Aviv, Israel         Development

Ken Lalo*                General        General Counsel
5 Druyanov St.           Counsel
Tel Aviv, Israel

Avisar Paz               Controller     Controller (2)
5 Druyanov St.
Tel Aviv, Israel

Doron Feinberg           Corporate      Corporate Secretary
5 Druyanov St.           Secretary
Tel Aviv, Israel

*    Mr. Lalo is a dual citizen of Israel and the U.S.

(1)  Mr Dovrat is a director of Clal Pharm.

(2)  Mr. Paz is a director of Clal Pharm.

     Based on information provided to the Reporting Persons, except as disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.






















                            Exhibit 3

      (Information provided as of April 26, 1998 in response
              to Items 2 through 6 of Schedule 13D)
               Executive Officers and Directors of
              Clal Pharmaceutical Industries, Ltd.:
                          ("Clal Pharm")

who are not Executive Officers or Directors of Clal Israel and Clal Industries
(citizenship the same as country of residence unless otherwise noted)

Name and Address         Position       Principal Occupation

Eli Amit                 Director       Chief Economist
5 Druyanov St.
Tel Aviv, Israel

Gonen Bieber*            Director       Finance Manager
5 Druyanov St.
Tel Aviv, Israel

Zeev Zehavi              General        General Manager,
P.O. Box 2915            Manager        C.P.R.
Even Yehuda 40500
Israel

* Mr. Bieber is a dual citizen of Israel and the Republic of Germany.


     Based on information provided to the Reporting Persons, except as disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.












                            Exhibit 4

      (Information provided as of March 31, 1998 in response
              to Items 2 through 6 of Schedule 13D)
      Executive Officers, Directors and Persons Controlling
                 IDB Holding Corporation Ltd. (1)
                             ("IDBH")
       The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

(citizenship the same as country of residence unless otherwise noted)

                                             Principal
Name and Address         Position            Occupation

Raphael Recanati         Chairman of the     Chairman of the
The Tower                Board and Managing  Board and Managing
3 Daniel Frisch Street   Director            Director of IDBH,
Tel Aviv, Israel                             President of Finmar
                                             Equities Co.
                                             (Shipping and
                                             Finance) (2)

Arie Carasso             Director            Joint Managing
26 Rival Street                              Director of Moise
Tel Aviv, Israel                             Carasso Sons Ltd.
                                             (3)

Haym Carasso             Director            Joint Managing
26 Rival Street                              Director of Moise
Tel Aviv, Israel                             Carasso Sons Ltd.

Joseph Ciechanover       Director            President, Atidim-
12 Amirim Street                             Etgar Nihul Kranot
Savyon, Israel                               B.M. (General
                                             Partner,
                                             Investments) and
                                             Chairman of the
                                             Board of El Al
                                             Israel Airlines Ltd.
                                             (4)

Eliahu Cohen             Chairman of the     Joint Managing
The Tower                Executive           Director of IDB
3 Daniel Frisch Street   Committee           Development
Tel Aviv, Israel

William M. Davidson      Director            Chief Executive
2300 Harmon Road                             Officer of Guardian
Auburn Hills, Michigan                       Industries
                                             Corporation

Gideon Dover             Director            Director of
4 Uri Street                                 Companies
Tel Aviv, Israel

Robert J. Hurst          Director            Vice Chairman of
85 Broad Street                              Goldman, Sachs &
New York, New York                           Co., Investment
                                             Bankers

Dalia Lev                Director            Joint Managing
The Tower                                    Director of IDB
3 Daniel Frisch Street                       Development
Tel Aviv, Israel

Hermann Merkin           Director            Member of the New
415 Madison Avenue                           York Stock Exchange,
New York, New York                           Inc. and the
                                             American Stock
                                             Exchange, Inc.

Raphael Molho            Director            Director of
22 Ibn Gvirol Street                         Companies (5)
Jerusalem, Israel


Lenny Recanati           Director            Senior Manager of
14 Beth Hashoeva Lane                        Discount Investment
Tel Aviv, Israel                             Corporation

Leon Recanati            Joint Managing      Joint Managing
The Tower                Director            Director (6)
3 Daniel Frisch Street
Tel Aviv, Israel

Oudi Recanati            Joint Managing      Joint Managing
The Tower                Director            Director of IDBH
3 Daniel Frisch Street                       (7)
Tel Aviv, Israel

Meir Rosenne             Director            Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Dov Tadmor               Director            Managing Director of
14 Beth Hashoeva Lane                        Discount Investment
Tel Aviv, Israel                             Corporation Ltd. (8)

Elaine Recanati                              Housewife
23 Shalva Street
Herzelia, Israel
(Citizen of the United
States)

Judith Yovel Recanati                        Housewife
64 Kaplan Street
Herzelia, Israel

Rina Cohen               Controller          Controller of
The Tower                                    IDBH (9)
3 Daniel Frisch Street
Tel Aviv, Israel

Arthur Caplan*           Secretary           Secretary of IDBH
The Tower                                    (10)
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson         U.S. Resident       Executive Vice
511 Fifth Avenue         Secretary           President, Secretary
New York, New York                           and General Counsel
                                             of PEC Israel
                                             Economic Corporation

(1) As of March 31, 1998, IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owned 71.0% of the outstanding shares of IDB Development Corporation Ltd. As of such date, companies controlled by Mr. Raphael Recanati, Mrs. Elaine Recanati, Mr. Leon Recanati and Mrs. Judith Yovel Recanati held in the aggregate approximately 52.61% of the voting power and equity of IDB Holding Corporation Ltd.

(2)  Mr. Raphael Recanati is Chairman and Managing Director of
     IDB Development.

(3)  Mr. Arie Carasso is a Director of IDB Development.

(4)  Mr. Joseph Ciechanover is a Director of IDB Development.

(5)  Mr. Molho is a Director of IDB Development.

(6)  Mr. Leon Recanati is a Director of IDB Development.

(7)  Mr. Oudi Recanati is a Director of IDB Development.

(8)  Mr. Tadmor is a Director of IDB Development.

(9)  Mrs. Cohen is Controller of IDB Development.

(10) Mr. Caplan is Secretary of IDB Development

*    Mr. Caplan is a dual citizen of Israel and Great Britain.

     Based on information provided to the Reporting Persons, except as disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.



































                            Exhibit 5

      (Information provided as of March 31, 1998 in response
              to Items 2 through 6 of Schedule 13D)
       Executive Officers and Directors of IDB Development
         Corporation Ltd. who are not Executive Officers
                       or Directors of IDBH


 Address is: The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                     (citizenship is Israel)

                                             Principal
Name and Address         Position            Occupation

Abraham Ben Joseph       Director            Director of
87 Haim Levanon Street                       Companies
Ramat Aviv
Tel Aviv, Israel

Avishay Braverman        Director            President of Ben
11 Jericho Street                            Gurion University of
Beer Sheva, Israel                           the Negev

Yair Hamburger           Director            Chairman and
29 Derech Haganim                            Managing Director of
Kfar Shmaryahu, Israel                       Harel Hamishmar
                                             Investments Ltd.

Michael Levi             Director            President, Nilit,
Textile Fashion Ctr.                         Ltd.
2 Kaufman Street
Tel Aviv, Israel

David Leviatan           Director            Director of
18 Mendele Street                            Companies
Herzliya, Israel


     Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.






                                                        Exhibit 6


          THIRD AMENDMENT TO STOCK PURCHASE AGREEMENT


THIRD AMENDMENT TO STOCK PURCHASE AGREEMENT (the "Amendment"), dated July 28, 1997, between PHARMACEUTICAL RESOURCES, INC., a New Jersey corporation (the "Company"), and CLAL PHARMACEUTICAL INDUSTRIAL LTD., a corporation formed under the laws of the State of Israel (the "Purchaser").

WHEREAS, the Company and the Purchaser entered into a Stock Purchase Agreement, dated March 25, 1995, as amended pursuant to Amendment No. 1 to Stock Purchase Agreement, dated May 1, 1995, and Amendment No. 2 to Stock Purchase Agreement (as amended, the "SPA"); and

WHEREAS, a subsidiary of the Company is acquiring all of the interests in the Joint Venture (as defined in the SPA) held by a subsidiary of the Purchaser.

WHEREAS, incident to such acquisition, the Company and the Purchaser desire to amend certain terms of the SPA and the Registration Rights Agreement between the Company and the Purchaser, dated May 1, 1995, and desire to set forth their mutual agreements with respect thereto.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants set forth herein, the parties hereto agree as follows:

1. Definitions. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as in the SPA.

2.   New Shares.

     2.1 The Company shall execute and deliver to the Purchaser a certificate representing 186,000 shares of Common Stock (the "New Shares") promptly following approval for listing of the New Shares by The New York Stock Exchange, provided that, in the event that the Company shall not deliver the New Shares by the 42nd day following the execution and delivery of this Amendment, (i) PRI Research, Inc. hereby agrees that principal amount of the Non-Recourse Secured Promissory Note, dated the date hereof, of PRI Research, Inc. shall be increased by an amount equal to the product of the closing price of a share of Common Stock on the trading day prior to the execution and delivery of this Amendment multiplied by 186,000 and (ii) the Company's obligation to deliver the New Shares hereunder shall terminate. The Company shall file an application for the listing of the New Shares with The New York Stock Exchange promptly following the execution and delivery of this Amendment. The Purchaser shall pay to the Company the sum of $1,860 (representing the par value of the New Shares) upon the delivery of the New Shares to the Purchaser. If the New Shares shall not be delivered, the other agreements executed and delivered by the Company, the Purchaser and their respective affiliates on the date hereof or contemplated thereby shall remain in full force and effect, except for the Non-Recourse Secured Promissory Note which shall be modified as stated herein.

     2.2 Simultaneous with the execution and delivery of this Amendment, the Purchaser shall deliver to the Company the original Warrant and Additional Warrant (or an affidavit of lost security and indemnification agreement in the event the original security is misplaced or destroyed). The New Shares shall be issued, or the principal amount of the Non-Recourse Secured Promissory Note, dated the date hereof, of PRI Research, Inc. shall be increased, in exchange for the surrender and cancellation of the Warrant and the Additional Warrant.

     2.3 The Company and the Purchaser hereby agree that references to "Securities" in the SPA shall also include and refer to the New Shares.

3.   Third party transactions.

     3.1 In Section 10 of the SPA the terms "60-days" and "60-day period" wherever they appear shall be amended to read
     "30-days" and "30-day period", respectively.

     3.2 It is hereby clarified that a bona fide offer made for more than 10% of PRI's securities, but which could result by its express terms in the acquisition of more than 50% of PRI's outstanding voting securities, shall be deemed a Third Party Transaction for the purposes of Section 10 of the SPA.

4.   Acquisitions and Dispositions of Securities.

     4.1 The first sentence of Section 11.1(a) of the SPA shall be amended in its entirety as follows:

     (a) During the period ("Consent Period") commencing on May 1, 1995 and terminating six months after the date on which the Purchaser's rights shall terminate under Section 10.1 hereof, the Purchaser shall not sell, assign, pledge, transfer or otherwise dispose of (collectively, a "Transfer") any Securities (as hereinafter defined) without the written consent of the Company (which may be granted or withheld in its sole discretion) unless such Securities (i) shall be registered under the Securities Act and applicable state securities laws, (ii) shall be sold in brokers' transactions pursuant to Rule 144 promulgated under the Securities Act, (iii) shall be sold or transferred in connection with a Third Party Transaction or any other transaction that has been approved by a majority of the members of the Board (exclusive of those members appointed by the Purchaser pursuant to Section 7.2 hereof), (iv) shall be sold or transferred in any transaction which shall comply with the Securities Act and applicable state securities laws, in accordance with Section 11.1(b) hereof or, (v) a Transfer of all Securities owned at the time of Transfer by the Purchaser if the Board has written notice of such Transfer and the Company's Board of Directors does not reject the transferee, it being agreed that the company's Board of Directors may only reject such transferee (but subject to Section 11.1(c) hereof) if such entity is asserted in good faith and then demonstrated by the Board (acting in good faith) to be a competitor or a party with a demonstrated adverse interest to the Company (the Board to act within 7 U.S. business days of the Company's receipt of a notice regarding such contemplated Transfer).

     4.2 The following shall be inserted as Section 11.1(e) of the SPA:

     (e) Notwithstanding the provisions of Section 11.1 hereof, the Purchaser may Transfer 90% or more of the Common Stock then beneficially owned by the Purchaser to a bona fide purchaser if the Company's Board of Directors does not reject the transferee as provided below (a "Permitted Transfer"); provided, however, that the Purchaser shall not be entitled to request or consummate a Permitted Transfer if, at the time of the Purchaser's request to the Company for its consent to the Permitted Transfer, the Purchaser shall have Transferred more than 290,000 shares of Common Stock in any 365-day period or shall have Transferred an aggregate of more than 586,000 shares of Common Stock since May 1, 1995. The Purchaser will advise the Company of the beneficial owner of the proposed transferee. The Company's Board of Directors may reject the transferee if such entity is asserted in good faith and then demonstrated by the Board (acting in good faith) to be a competitor or a party with a demonstrated adverse interest to the Company (the Board to act within 7 U.S. business days of the Company's receipt of a notice regarding such contemplated sale).

5.   Assignment.

     (a) Section 16.2 of the SPA shall be amended in its entirety as follows:

          16.2 Assignment. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party; provided, that, (a) the Purchaser may assign its rights under this Agreement, in whole or in part, to any subsidiary or related entity "Hevra Kshura" of the Purchaser, within the meaning of the Israel Securities Act 5728-1968, as amended, so long as such (i) subsidiary or related party shall assume and agree to be bound by all of the Purchaser's obligations hereunder and (ii) the Purchaser shall not be relieved of its primary liability to the Company for all of the Purchaser's obligations set forth herein and (b) the Purchaser may assign all, but not less than all, of its rights under this Agreement to any person or entity pursuant to a Permitted Transfer so long as the transferee thereof shall assume and agree to be bound by all of the Purchaser's obligations hereunder (a "Permitted Assignment").

     (b) The Company and the Purchaser hereby acknowledge and agree that, for the purposes of the Rights Agreement, between the Company and Midlantic Bank, N.A., dated August 6, 1991, as amended, only transferees and assignees of Purchaser pursuant to Sections 16.2(a) or (b) of the Agreement, as amended, shall constitute "permitted assigns" of Clal Pharmaceutical Industries Ltd. under Section 1(a)(v) of such Rights Agreement. Purchaser shall inform all transferees of Securities of this provision.

6.   Registration Rights Agreement.  Section 8.1 of the
Registration Rights Agreement shall be amended in its entirety as follows:

     8.1 Assignment. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party; provided, that, (a) the Holder may assign this Agreement to any permitted assignee under Section 16.2(a) of the Stock Purchase Agreement without the Company's written consent so long as (i) such assignee shall agree to assume and agree to be bound by all of the Holder's obligations hereunder and (ii) the Holder shall not be relieved of its primary liability to the Company for all of the Holder's obligations set forth herein and (b) the Holder may assign all, but not less than all, of the rights under this Agreement to a person or entity pursuant to a Permitted Transfer as defined in the Stock Purchase Agreement so long as such assignee shall agree to assume and agree to be bound by all of the Holder's obligations hereunder.

     The Registration Rights Agreement shall also apply to the New Shares.

This provision shall constitute an amendment of the Registration
Rights Agreement pursuant to Section 8.4 thereof.

7.   Representations and Indemnification.

     7.1 Representations. The Company and the Purchaser each hereby represent and warrant to the other as follows:

     (a) It is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation. It has all requisite corporate power and authority to conduct its business and to enter into and perform its obligations under this Amendment in accordance with the terms hereof.

     (b) It has taken all required corporate actions to approve and adopt this Amendment. This Amendment constitutes a duly authorized, valid and binding agreement on it and enforceable against it in accordance with its terms. Each person executing this Amendment on its behalf is duly authorized and empowered to do so.

     (c) The execution and delivery of this Amendment and the consummation of the transactions as contemplated hereunder
     (i) do not, and will not, violate or conflict with any statute, regulation, judgment, order, writ, decree or injunction currently applicable to it or any of its property or assets; and (ii) do not, and will not, violate or conflict with its charter or By-laws and/or Memorandum and Articles of Association, or any existing mortgage, indenture, contract, licensing agreement, financing statement or other agreement binding on it.

     (d) All required consents and approvals, as well as any approvals or consents of any governmental authorities or any other third parties in connection with the execution and delivery of this Amendment or the performance of the transactions contemplated hereunder, have been obtained by it, except for such approvals required under New York Stock Exchange rules. No contract or agreement binding upon it restricts its ability to fulfill its obligations and responsibilities under this Amendment or to carry out the activities contemplated herein.

     (e) It is not a party to or, to the best of its knowledge, threatened with any litigation or judicial or administrative proceeding that, if decided adversely to it, would delay or preclude the consummation of the transactions contemplated in this Amendment or have a material adverse affect upon the transactions contemplated hereby.

     7.2 Indemnification. The Company and the Purchaser each agree to indemnify and hold harmless the other and their respective employees, agents and affiliates against all losses, liabilities, claims, damages, and expenses (including, but not limited to, reasonable counsel fees) resulting from or arising out of any actual or alleged misrepresentation or breach by it of any representation or warranty set forth in Section 8.1 hereof or otherwise set forth in this Amendment.

8.   Miscellaneous.

     8.1 No Further Amendment. Except as amended herein, the terms and provisions of the SPA and the Registration Rights
Agreement are hereby ratified, confirmed and approved in all respects.

     8.2 Assignment. All terms and provisions of this Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Amendment nor any of the rights, interest or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party, other than pursuant to a Permitted Assignment.

     8.3 Entire Agreement. This Amendment and the other agreements referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangements or understandings with respect thereto.

     8.4 Amendments; Waiver. This Amendment may not be amended or terminated, and no provision hereof may be waived, except pursuant to a written instrument executed by each of the parties hereto.

     8.5 Counterparts. This Amendment may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     8.6 Headings. The headings of the Sections of this Amendment have been inserted for convenience of reference only and shall not be deemed to be a part of this Amendment.

     8.7 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly therein.

     8.8 Severability. If any term or provision hereof shall be invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired, (b) any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction and
(c) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision as determined by a court to be valid and enforceable and to express the intention of the parties with respect to the invalid or unenforceable term or provision.

     8.9 Consent to Jurisdiction. In connection with any dispute which may arise under this Amendment or under any other agreement referred to herein, each of the parties hereby irrevocably submits to, consents to, and waives any objection to, the jurisdiction of the courts of the State of New York located in the County of New York or of the United States District Court for the Southern District of New York, and waives any objection to the laying of venue in such courts. Each such party admits that any such dispute may be resolved at least as conveniently in such a court as in any other court, and shall not seek dismissal or a change of venue on the ground that resolution of such a dispute in any such court shall not be convenient or in the interests of justice. The Purchaser hereby appoints Proskauer Rose LLP as its agent upon whom service of process may be made with the same force and effect as if such service shall have been made personally upon the Purchaser. The Company hereby appoints Hertzog, Calamari & Gleason as its agent upon whom service of process may be made with the same force and affect as if such service shall have been made personally upon the Company.

IN WITNESS WHEREOF, each of the undersigned has caused this Third
Amendment to Stock Purchase Agreement to be executed as of the date first written above.

PHARMACEUTICAL RESOURCES, INC.

By: /s/

CLAL PHARMACEUTICAL INDUSTRIES LTD.

By: /s/

By: /s/

AGREED AND ACCEPTED AS TO SECTION 2.1 ONLY


PRI-RESEARCH, INC.

By:  /s/


























                                                        Exhibit 7



                    PHARMACEUTICAL RESOURCES,INC.
                         One Ram Ridge Road
                    Spring Valley, New York 10977
                           UNITED STATES





                                        July 28, 1997


CLAL PHARMACEUTICAL INDUSTRIES LTD. ("CPI")
Clal House
5, Druyanov Street
Tel Aviv 63143
ISRAEL

Gentlemen:

This letter sets forth our agreement as follows*:

1. PRI Research, Inc. ("PRI-Research"), a 100% subsidiary of ours hereby acquires from C.T.P. Research and Development
     (1995) Ltd., an Israeli private company limited by shares ("C.T.P."), the entire equity interest owned by C.T.P. in Clal Pharmaceutical Resources (1995) Ltd., an Israeli private company limited by shares ("CPRC"), and Clal Pharmaceutical Resources L.P., an Israeli limited liability partnership ("CPR") in consideration for a non-recourse secured promissory note in the amount of $1,500,000 and the sum set forth in paragraph 2.

2. We hereby instruct Argum Trusties (1992) Ltd. (the "Trustees") to release the sum of USS 447,369 plus accrued interest which is held in trust for our benefit to C.T.P. This provision shall constitute irrevocable instructions to the Trustees to immediately release all such funds to C.T.P.



* "you" shall mean either CPI or C.T.P. as the context requires.


3. We and PRI-Research will cause you to be relieved of all existing and future express obligations to CPRC and CPR under the Supplemental Agreement, the Stockholders Agreement, the Limited Partnership Agreement (collectively "Agreements") including without limitation any obligation to contribute any and all additional capital or other funds. PRI-Research shall have no obligation to you or to C.T.P. under the terms of the Agreements.

4. We and PRI-Research will guarantee the existing CPR leases to CPI and/or the Landlord of said leases. This obligation of ours shall remain not withstanding the termination, expiration or fulfillment of all obligations under the Note or the repossession of the collateral; provided however that in the event you repossess the limited partnership interest in CPR pursuant to the Note and the Landlord has no claims against us for a breach of the lease at the time of repossession of said limited partnership interest, our guarantee shall expire and you shall indemnify us for all losses after your repossession of the limited partnership (other than losses arising out of our breach of the lease). In the event you shall repossess CPR's assets (and not the limited partnership's interest), our guarantee shall continue in full force and effect except for damages caused to the leased premises in connection with repossession of CPR's assets.

5. We and PRI-Research will cause CPR to grant to you and your affiliates "most favored" protection with respect to any and all research, development, agreements, for as long as you own 8% or more of PRI's issued and outstanding common stock. Such right will not be assignable to non-affiliates of CPI.

6. The Supplemental Agreement, and Guarantees executed by PRI and CPI in connection with the Limited Partnership Agreement are hereby terminated, as do any other restrictions on the business activities of CPI and its affiliates and on us with respect to the pharmaceutical business in any agreement between us and any of our respective affiliates.

7.   We hereby represent to you as follows:

     (a) We are a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of our formation. We have all requisite corporate power and authority to conduct our business and to enter into and perform our obligations under this agreement.

     (b) We have taken all required corporate actions to approve and adopt this agreement. This agreement constitutes a duly authorized, valid and binding agreement on us and enforceable against us in accordance with its terms. Each person executing this agreement on its behalf is duly authorized and empowered to do so.

     (c) The execution and delivery of this agreement and the consummation of the transactions as contemplated hereunder
     (i) do not, and will not, violate or conflict with any statute, regulation, judgment, order, writ, decree or injunction currently applicable to us or any of our property or assets; and (ii) do not, and will not, violate or conflict with our charter or By-laws and/or Memorandum and Articles of Association, or any existing mortgage, indenture, contract, licensing agreement, financing statement or other agreement binding on us, except as set forth in 7(d) below.

     Our interest in the shares of CPRC and limited partnership interest in CPR including those interests acquired from you hereunder immediately upon their acquisition are held free and clear of any interest of any party except yourself pursuant to the Note and Mortgage.

     (d) All required consents and approvals, as well as any approvals or consents of any governmental authorities or any other third parties in connection with the execution and delivery of this agreement or the performance of the transactions contemplated hereunder, have been obtained by it, except for approval of The New York Stock Exchange for the listing of the shares to be issued to CPI pursuant to the Third Amendment to Stock Purchase Agreement dated the date hereof. No contract or agreement binding upon us restricts our ability to fulfill our obligations and responsibilities under this agreement or to carry out the activities contemplated herein.

     (e) We are not a party to or, to the best of our knowledge, threatened with any litigation or judicial or administrative proceeding that, if decided adversely to us, would delay or preclude the consummation of the transactions contemplated in this agreement or have a material adverse effect upon the transactions contemplated hereby.

8. All the transactions described herein have been approved by all required organs of the respective parties. The parties will complete and execute in good faith, without delay and in accordance with this agreement all additional documents required in order to enable the performance of all terms of this agreement and related agreements. The parties hereto will authorize K.H. Trustees Ltd. to amend the dates of all copies of documents previously executed on or about July 6, 1997 relating to the subject matter of this Agreement, to July 28, 1997.

9.   You hereby represent to us as follows:

     (a) You are a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of your formation. You have all requisite corporate power and authority to conduct your business and to enter into and perform your obligations under this agreement.

     (b) You have taken all required corporate actions to approve and adopt this agreement. This agreement constitutes a duly authorized, valid and binding agreement on you and enforceable against you in accordance with its terms. Each person executing this agreement on its behalf is duly authorized and empowered to do so.

     (c) The execution and delivery of this agreement and the consummation of the transactions as contemplated hereunder
     (i) do not, and will not, violate or conflict which any statute, regulation, judgment, order, writ, decree or injunction currently applicable to us or any of your property or assets; and (ii) do not, and will not, violate or conflict with your charter or By-laws and/or Memorandum and Articles of Association, or any existing mortgage, indenture, contract, licensing agreement, financing statement or other agreement binding on you.

     Your interest in the shares of CPRC and limited partnership interest in CPR are held free and clear of any interest of any party except yourself pursuant to the Note and Mortgage.

     (d) All required consents and approvals, as well as any approvals of consents of any governmental authorities or any other third parties in connection with the execution and delivery of this agreement or the performance of the transactions contemplated hereunder, have been obtained by you. No contract or agreement binding upon you restricts your ability to fulfill your obligations and responsibilities under this agreement or to carry out the activities contemplated herein.

     (e) You are not a party to or, to the best of your knowledge, threatened with any litigation or judicial or administrative proceeding that, if decided adversely to you, would delay or preclude the consummation of the transactions contemplated in this agreement or have a material adverse effect upon the transactions contemplated hereby.

                                   Very truly your,


                                   /s/  Kenneth I. Sawyer
                                   Pharmaceutical Resources, Inc.
                                   By:  Kenneth I. Sawyer
                                   Chief Executive Officer


AGREED TO AND ACCEPTED

 /s/
C.T.P. RESEARCH AND DEVELOPMENT (1995) LTD.


 /s/
CLAL PHARMACEUTICAL RESOURCES (1995) LTD.


 /s/
CLAL PHARMACEUTICAL RESOURCES L.P.


AGREED TO AND ACCEPTED, AND REPRESENTED AS TO ALL
MATTERS STATED IN SECTION 9 ABOVE REGARDING CPI:

 /s/
CLAL PHARMACEUTICAL INDUSTRIES LTD.



REPRESENTED AS TO ALL MATTERS STATED IN SECTION 7 ABOVE
REGARDING THE NOTE, MORTGAGE AND ALL DOCUMENTS EXECUTED
BY US IN CONNECTION THEREWITH:

 /s/
PRI RESEARCH, INC.








               NON-RECOURSE SECURED PROMISSORY NOTE

                                                    July 28, 1997
US$1,500,000.00

FOR VALUE RECEIVED, PRI RESEARCH, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of C.T.P. RESEARCH AND DEVELOPMENT (1995) LTD., an Israeli company or its permitted assignee ("Holder"), the principal sum of ONE MILLION FIVE HUNDRED THOUSAND United States Dollars (US$1,500,000), together with interest accrued at the rate of 7% per annum on the unpaid principal balance hereof from the date hereof. Payments shall be made in lawful money of the United States of America in immediately available funds and shall be made at such place as may be designated in writing from time to time by Holder. Payments of principal and interest shall be made as follows:

     (a) The principal amount hereof shall be paid in eight equal installments of US$187,500. The first installment shall become due and payable on July 5, 1999, with the remaining seven installments being due and payable on each January 5 and July 5 thereafter through and including January 5, 2003 (the "Maturity Date").

     (b) Accrued interest shall become due and payable on January 5, 1998 and shall be due and payable on each July 5 and January 5 through and including the Maturity Date.

     Notwithstanding the foregoing, payments of interest on or any installment of the principal amount of this Note shall be made only on days in which banks in New York City are not permitted by applicable law to be closed ("Business Days"). If any interest on or any installment of the principal amount of this Note becomes due and payable on a day that is not a Business Day, then the relevant payment obligation shall be extended to the next succeeding Business Day and interest shall be payable during such extension.

     This Note may, at the option of Maker, be prepaid, in whole or in part (but only in amounts of at least $100,000), at any time and any such prepayment shall be applied to the installments of principal in reverse order of maturity. Any such prepayment shall be without premium or penalty but shall include the payment of accrued interest on the amount prepaid to and including the date of prepayment.

     This Note is the Note referred to in and is being issued in connection with the purchase by Maker of Holder's limited partnership interest in Clal Pharmaceutical Resources Limited Partnership ("CPR") and shares of Clal Pharmaceutical Resources
(1995) Ltd. ("CPRC"). The Maker in fulfillment of its undertaking shall enter into the Mortgage Documents annexed hereto ("Mortgage") and shall cause CPR and CPRC to pledge their assets to the benefit of the Holder in accordance with the terms of the Mortgage.

     This note shall be non-recourse as against Maker. Holder shall look solely to the collateral subject to the Mortgage as Holder's exclusive remedy in the event of any default in payment or performance hereof. Holder shall not make claim or institute any action or proceeding against Maker in respect hereof, and expressly waives any right to a deficiency judgment in the event of foreclosure or sale of such collateral. Nothing herein shall prevent the Holder from instituting an action to enforce its rights to the collateral subject to the Mortgage.

     The unpaid principal sum of this Note, together with all accrued interest thereon, shall, at the option of Holder, by written demand to Maker, become immediately due and payable, (without presentment for payment, demand, protest and notice of protest or any further notice or demand of any kind, all of which are hereby expressly waived), 15 days after written notice of any of the following events has been given by Holder to Maker, provided however that after said 15 day cure period Maker shall have additional 5 days in which to pay off in full all amounts due under this Note, including all accrued interest and costs, if any of the following events shall occur (15 days written notice shall apply only to Sections (1), (2); 10 days to pay off shall apply to all sections).

     (1) Maker's failure to pay, when due, any installments of principal or interest on this Note.

     (2) The breach by Maker of any term or provision of this Note.

     (3) Any of Maker, CPRC or CPR makes an assignment for the benefit of creditors or admits in writing its or its inability to pay its debts generally as they become due;

     (4) Any of Maker, CPRC or CPR applies to any tribunal for the appointment of a custodian of any substantial part of its assets, or commences any proceedings relating to it under any bankruptcy, insolvency, reorganization or moratorium law or any other law for the relief of debtors of any jurisdiction (any of the foregoing being a "Bankruptcy Proceeding");

     (5) Any application if filed in respect of a Bankruptcy Proceeding, or any Bankruptcy Proceeding is commenced, against any of Maker, CPRC or CPR by one or more persons other than Maker, CPRC or CPR, and Maker, CPRC or CPR, as the case may be, indicates its consent, approval, acquiescence thereto or the Bankruptcy Proceeding is not dismissed within 60 days of its institution;

     (6) A court of competent jurisdiction enters an order, judgment or decree appointing a custodian for the whole or to a substantial portion of the property of Maker, CPRC or CPR, or approving a petition filed against any of them seeking reorganization or arrangement in any Bankruptcy Proceeding, and such order, judgment or decree shall not be vacated or set aside or stayed within 90 days from the date of entry thereof;

     (7) Any of Maker, CPRC or CPR shall wind up its affairs, dissolve or liquidate, or take corporate or partnership action to effect any of the foregoing;

     (8) Any of Maker, CPRC or CPR shall enter into or be a party to any merger, consolidation or reorganization with any other entity which may impair in any respect the rights of Holder under this Note, provided that Maker, CPRC or CPR may enter into any merger, consolidation or reorganization with any subsidiary or affiliate of Pharmaceutical Resources, Inc. which does not impair the rights of the Holder under this Note and its rights to Collateral under the Mortgage.

     (9) If one or more judgments, decrees or orders is entered against Maker, CPRC or CPR which, together with judgments, decrees or orders against any one or more of them, total US$50,000 or more, which judgments or decrees are not vacated, discharged, stayed or bonded pending appeal within 45 days from the later of date of entry or the date upon which Maker receives notice of same.

     (10) If Maker, directly or indirectly, declares, makes or agrees to make (or sets apart any assets for) any distribution, dividend or other payment of any kind to any of its stockholders, affiliates, officers or directors of Maker including, without limitation, any distribution or application of Maker's assets through the purchase, redemption or retirement of any loans or advances, principal or interest payments, other than loan and interest payment as hereinafter permitted, or unreasonable management consulting or like fees or compensation.

     (11) If any preliminary attachment, lien or additional security interest which is superior as a matter of law to the security for this Note is placed upon any of the property which is security for this Note and not set aside within the earlier of (i) a period of 60 days or
          (ii) the date on which a judgement is entered.

     (11) If, at any time or from time to time, title to or any interest in the whole or any part of the property which is security for this Note is acquired by any person, partnership, corporation, trust, joint venture or other entity other than the Maker ("Other Entity") unless said Other Entity assumes the terms of this Note, provided that this shall not prohibit the Sale of assets which do not constitute a material portion of such entity's assets, in the ordinary course of such entity's business and for fair consideration;

     (12) If any loss, theft, damage or destruction of any material part of the property which is security for this Note, as set forth in the Mortgage, occurs which is not covered by insurance;

     (13) If CPR or CPRC fail to make any rent or other undisputed payments to its landlord under the lease agreements when due against Maker, CPR or CPRC and if in dispute upon conversion to an unstayed judgment.

     (14) If CPR or CPRC fail to make any material Israeli tax payments (withholding tax, social security tax, VAT or any other tax) when due or as otherwise advised by its outside auditors.

     (15) If CPR or CPRC extends the lease agreements with its Landlord at a time it is in breach of this Note and the Holder has commenced an action for its enforcement.

     Upon default under this Note, Holder may exercise any and all rights and remedies available under the lien documents to which this Note is attached.

     Time is of the essence with respect to each of Maker's obligations and agreements evidenced by this Note. If Maker fails to make any payment of principal or interest as and when due under this Note, then the entire outstanding principal balance shall accrue interest from the date of such default until the date of payment at 9% per annum.

     The nonexercise or delay in exercise by Holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

     Maker shall satisfy and perform each of the following agreements and covenants for so long as any amounts of principal or interest due under this Note remain outstanding:

     (a) Furnish to Holder within 45 days after the end of each fiscal quarter of CPR (other than the fourth fiscal quarter), commencing with the quarter ending June 30, 1997, financial statements of CPR ("Interim Statements"), prepared by CPR in a form substantially the same as that of the previous quarter and thereafter United States Dollar denominated Financial Statements consisting of statements of income and balance sheets of CPR, from the beginning of the then current fiscal year and from the beginning of such quarter to the end of such period, and balance sheets of CPR as of the end of such quarter, certified by the President or Chief Financial Officer of Maker to be true and correct, and accompanied by a certificate of said officer in such form as Holder may reasonably require stating whether any event has occurred which constitutes an event of default or which, with the giving of notice or the lapse of time, or both, would constitute such an event of default and, if so, stating the facts with respect thereto.

     (b) Furnish to Holder within 90 days after the close of CPR's fiscal year, commencing with the year ending December 31, 1997, United States Dollar-denominated audited (reflecting CPR's business) financial statements of CPR ("Annual Statements") prepared by CPR, consisting of a balance sheet of CPR as of the end of such fiscal year and statements of income, retained earnings, paid-in capital and surplus and changes in financial position of CPR for such fiscal year, certified by the President or Chief Financial Officer of Maker to be true and correct, and accompanied by a certificate stating whether any event has occurred which constitutes an event of default or which, with the giving of notices or the lapse of time, or both, would constitute such an event of default and, if so, stating the facts with respect thereto.

     (c) Furnish to Holder such other information as Holder may reasonably request regarding the non-confidential business, or the assets, financial condition or income of Maker, CPRC and/or CPR;

     (d) Permit Holder and any of its representatives or agents, upon reasonable notice and during normal business hours, to examine the books, records and tangible assets of Maker, CPRC and/CPR, to make copies and notes therefrom, and to speak with the officers and management of each of them for the purposes of ascertaining compliance with the terms hereof or obtaining enforcement;

     (e) Maintain CPR's equipment and leasehold improvements in operating condition and in a good state of repair, wear and tear excepted, and make any and all replacements, additions and improvements thereto as are necessary for the operation of CPR's business; and maintain and cause CPR to comply at all times with all franchises, licenses, permits and leases held by CPR or to which it is a party and not remove the equipment outside the jurisdiction of the State of Israel except subject to sufficient notice to Holder and execution of the required documents to allow a security interest on the equipment in the jurisdiction to which it is removed;

     (f) Maintain insurance coverage for Maker, CPRC and CPR from financially sound and reputable insurers approved by Holder, naming Holder as an additional insured, in at least such amounts, with no more than such deductibles and relating to at least such losses and liabilities, including without limitation, business interruption, property damage from theft, fraud, fire and explosions, and liability arising from "errors and omissions", as are currently in effect, and, in addition, maintain the insurance coverage required under the lease agreements;

     (g) Invest, either by cash, contribution or by reinvestment of CPR's net profits, after tax at least US$1,500,000 during each calendar year for use by CPR as working capital;

     In addition, for so long as any amounts of principal or interest due under this Note remain outstanding, Maker shall not, and shall not permit CPRC or CPR to:

     (a) Transfer, sell, pledge or encumber in any way any material tangible assets without prior notice to Holder and Holder's consent or transfer, sell, pledge or encumber in any way any intangible assets (including know-how) other than in the ordinary course and provided that such transfer, sale or encumbrance shall not be fraudulent as to the Holder in any way;

     (b) Enter into any material agreements which shall constitute an obligation having financial consequences or incurring any liability (other than under (c) below) other than in the ordinary course (it is herein stipulated that development agreements for reasonable duration and under reasonable terms shall be deemed to be in the ordinary course unless shown otherwise) and provided such agreements are not fraudulently made as to the Holder.

     (c) Borrow any funds from banks or other third parties (other than Permitted Subordinated Debt as defined below, which shall be subordinate to the obligations to Holder under the Note, provided that payments of principal of and interest on such loans may be made as and when due thereunder so long as no event of default under this Note shall have occurred and be continuing, and canceled in the event Holder exercise on the interests in CPR and CPRC provided as collateral) other than with prior notice to Holder and Holder's written consent (if such loans do not materially affect the "asset base"/"equity" of CPR they shall have Holder's consent and be deemed to be reasonable unless Holder shall demonstrate otherwise) or provide any security or guaranty for any obligation of any other person, firm or entity; or

     (d) Place liens, pledges or security interests ("Encumbrances") on any of its assets, or permit or suffer any Encumbrances to be placed on any assets of CPRC or CPR except: (i) Encumbrances created under the Mortgage; (ii) Encumbrances on assets acquired or leased subject to purchase money security interests, title retention or conditional sales agreements, financial or other leases or similar financing arrangements; (iii) material men's liens, mechanics' liens and other similar liens arising by operation of law in respect of amounts owed to persons or entities that are not Affiliates.

     The term "Permitted Subordinated Debt" means loans made to
(i) CPR by any partner thereof, (ii) CPRC by any shareholder thereof, and (iii) Maker by any shareholder thereof, in each case pursuant to written agreements which shall provide that such loans are expressly subordinated in right of payment to Maker's obligations and Holder's rights hereunder, provided that the intent of such Note is not to violate any of the terms of this
Note including Clause (g) herein.

     This Note and the rights and obligations of the parties hereunder shall be construed and interpreted in accordance with the internal laws of the State of Israel without any suit, action or proceeding in connection with or enforcement of, this Note, Maker submits to the non-exclusive jurisdiction of the courts of the State of Israel, expressly waives all objections it may have as to revenue in any of such courts or any claim of inconvenient forum and agrees that nothing herein shall affect the right of Holder to effect service of process in any other manner permitted by law. In the event of any action to enforce this Note Holder may collect costs and attorney's fees against the collateral subject to this Note or the Mortgage.

     The obligations of Maker hereunder shall not be subject to any defense, setoff, counterclaim, recoupment or termination whatsoever based upon the invalidity, illegality or unenforceability of any other agreements between Maker and Holder.

     This Note shall be binding upon Maker and its successors or assigns provided that Maker shall not assign its obligations under this Note without the express written consent of Holder, which may be withheld or denied in its sole discretion.

     The invalidity or unenforceability of any provision of this Note shall not affect the other provisions hereof and the remaining provisions of this Note shall remain operative and in full force and effect.

     This Note may not be assigned by the Holder to any entity or person other to an affiliate of Clal Industries, Ltd.




IN WITNESS WHEREOF, the undersigned has caused this Note to be executed and delivered as of the date and year first above written.


                              PRI RESEARCH, INC.


                              By:  /s/
                                   President


                              (SEAL)
Attest:   /s/
               Secretary








































                                                  July 28, 1997




PRI Research, Inc.
One Ram Ridge Road
Spring Valley, New York  10977
U.S.A.

Gentlemen:

     Reference is made to the Non-Recourse Promissory Note, dated
July 28, 1997 (the "Note"), of PRI Research, Inc. ("Maker") to
C.T.P. Research and Development (1995) Ltd. ("Holder").

     Notwithstanding anything to the contrary in the Note, Holder agrees that Maker, at its option, may prepay and defease the Note completely and fully at any time up to and including August 12, 1998 by paying to Holder the amount of $600,000 in lawful money of the United States of America in immediately available funds, provided that if Pharmaceutical Resources, Inc. ("PRI") fails to deliver to Clal Pharmaceutical Industries Ltd. 186,000 shares of PRI's common stock within 42 days of the execution and delivery of the Third Amendment to Stock Purchase Agreement, such prepayment amount of $600,000 shall be increased by an amount equal to the product of 186,000 multiplied by the closing price of a share of PRI's common stock on the trading day prior to the execution of and delivery of the Third Amendment to Stock Purchase Agreement. Upon such prepayment, all obligations of Maker under the note and under all Mortgage Documents referred to in the Note shall be simultaneously terminated, the Note and the Mortgage Documents shall be canceled and be returned by Holder to Maker.

     The obligations of Pharmaceutical Resources, Inc. under that certain Guarantee with respect to the obligations of Clal Pharmaceutical Resources Limited Partnership to its landlord delivered in connection with the Note and the Mortgage Documents shall remain in full force and effect notwithstanding the cancellation and return of the Note and the Mortgage Documents.

     This letter agreement modifies and amends the terms of the Note. This letter agreement has been entered into in consideration of and in connection with Maker executing and delivering the Note and the other documents contemplated by the Note, and shall be binding upon Holder and its successors and assigns.

     Holder shall attach this letter agreement to the Note and shall give notice of the contents of this letter agreement to all assignees of the Note.


                              C.T.P. RESEARCH AND DEVELOPMENT
                              (1995) LTD.


                              /s/


ACCEPTED AND AGREED

PRI RESEARCH, INC.


 /s/
Name:
Title:





























                                                       EXHIBIT 8
                  PHARMACEUTICAL RESOURCES, INC.
                          One Ram Ridge
                  Spring Valley, New York 10977



                                                     CONFIDENTIAL

                                                   March 25, 1998


Clal Pharmaceutical Industries Ltd.     Merck KGaA
Clal House                              Frankfurter Strasse 250
5, Druyanov Street                      64271 Darmstadt Germany
Tel Aviv 63143
ISRAEL


Gentlemen:

     This letter agreement sets forth our agreement regarding a possible transaction involving the purchase of shares of common stock, par value $.01 per share (the "Common Stock"), of Pharmaceutical Resources, Inc. (the "Company") owned by Clal Pharmaceutical Industries Ltd. ("Clal"). The Company is in confidential negotiations regarding a possible investment in the Company by Merck KGaA or one of its affiliates (collectively, "Merck"). No agreement between the Company and Merck has been reached with respect to such transaction (the "Merck Transaction").

     In connection with the possible investment in the Company by Merck, the Company, Merck and Clal agree as follows:

1.   Concurrently with, and subject to, the closing (the
"Closing") of the transactions contemplated by a definitive stock purchase agreement presently being discussed to be entered into between the Company and Merck regarding an investment by Merck in the Company (the "Purchase Agreement"):

     (a) Clal shall sell to Merck, and Merck shall purchase from Clal, 1,313,272 shares of Common Stock (the "Tranche A Shares"). The per share purchase price for the Tranche A Shares, which shall be payable at the Closing, shall be the greater of (i) $2.00 and (ii) the per share purchase price to be paid by Merck to the Company for the shares of Common Stock to be acquired by Merck at the Closing (such greater price being the "Merck Purchase Price").

     (b) Clal shall sell to Merck, and Merck shall purchase from Clal, at the Closing, 500,000 additional shares of Common Stock (the "Tranche B Shares"). The per share purchase price for the Tranche B Shares, which shall be payable at the Closing, shall be the Merck Purchase Price. On the second anniversary of the Closing, Merck shall pay to Clal an amount in respect of each Tranche B Share equal to the excess, if any, of (i) the weighted average price of all trades in the shares of Common Stock on The New York Stock Exchange ("Fair Market Value") during the thirty (30) trading days immediately preceding the second anniversary of the date of the Closing over (ii) the Merck Purchase Price.

     (c) All payments to Clal pursuant to Paragraphs 1 and 2 hereof shall be by wire transfer of immediately available funds or by certified or official bank check.

     (d) Merck hereby acknowledges that (i) all shares of Common Stock purchased by Merck from Clal will be purchased for investment purposes only without a view to the resale or distribution thereof and may not be resold or transferred other than in compliance with all applicable securities laws and (ii) in connection with such purchase, Clal is, subject to Paragraph 2(a) hereof, making no representations or warranties of any nature whatsoever other than that Clal is conveying to Merck good and marketable title to such shares which shall be duly authorized, validly issued, fully paid and nonassessable, free and clear of any liens, claims or other encumbrances, and that such conveyance will not conflict with any agreement, law or obligation applicable to Clal.

2. (a) Subject to Paragraph 7 below, during the period commencing on the Closing and ending three years and five U.S. business days thereafter (the "Post-Closing Period"), Clal shall not, directly or indirectly, sell, assign, pledge, transfer, create or purchase any option or warrant on or with respect to, enter into any transaction shifting a substantial portion of the benefits and burdens of ownership of, or otherwise dispose of (collectively, "Transfer"), or enter into a contract or agreement (whether or not contingent) to Transfer, any of the remaining shares of Common Stock beneficially owned by Clal (the "Tranche C Shares"). Clal further represents and warrants that immediately following the Closing, Clal will beneficially own 500,000 shares of Common Stock, all of which shares are subject to the put and call options described in Paragraphs 2(b)(i) and (ii) below. These 500,000 shares of Common Stock will represent Clal's then entire remaining equity interest in the Company, including the 186,000 shares of Common Stock delivered to Clal pursuant to the Third Amendment to the Stock Purchase Agreement, dated July 28, 1997, between the Company, Clal and PRI-Research, Inc., and Clal represents that it holds no unexercised options, warrants or other rights with respect to any Common Stock as of the date hereof.

     (b) (i) During the five U.S. business day period commencing on the last day of the Post-Closing Period, Clal shall have the right to cause Merck (or the Company, if Merck and the Company shall agree) to purchase, and, if Clal so elects, Merck and/or the Company shall purchase, the Tranche C Shares at a price of $2.50 per share.

     (ii) In the event that Clal shall not have exercised the right provided in Paragraph 2(b)(i) hereof, Clal, Merck and/or the Company shall have the right to exercise the option provided in this Paragraph 2(b)(ii), in each case by providing written notice of such exercise to each of the other parties hereto within five U.S. business days following the expiration of the five U.S. business day period referred to in Paragraph 2(b)(i). Upon the exercise of such option:

     (A) Clal shall seek to sell any or all of the Tranche C Shares on The New York Stock Exchange for a period of ninety trading days beginning on the third trading day following exercise of the option; provided, however, that Clal shall not effect any such sale without the prior consent of Merck and the Company, and Clal shall use its best efforts to effect each sale which Merck and the Company shall direct Clal to effect; and

     (B) within five U.S. business days following the expiration of the 90 trading day period referred to above, Merck and/or the Company shall purchase from Clal all of the Tranche C Shares not sold by Clal during such 90 trading day period (if any), and shall pay to Clal an amount equal to the amount, if any, by which (I) the product of 500,000 multiplied by the Fair Market Value during the 30 trading days immediately preceding the last day of the Post-Closing Period exceeds (II) the aggregate proceeds realized by Clal from sales of Tranche C Shares during the 90 trading day period referred to herein.

3. All shares of Common Stock sold by Clal pursuant to this agreement shall be duly authorized, validly issued, fully paid and nonassessable and shall be free and clear from all liens, pledges, claims and other agreements, including warrants, options and voting agreements.

4. Except as otherwise contemplated in Paragraph 1 hereof, and in addition to the restrictions set forth in Paragraph 2(a) hereof, from the date hereof through the occurrence of the first to occur of (i) the termination of this agreement in accordance with Paragraph 7 hereof and (ii) the end of the Post-Closing Period, neither Clal nor any person under Clal's control, shall
(w) purchase or otherwise acquire any additional shares of Common Stock, options, warrants or other securities of the Company, (x) Transfer any shares of Common Stock beneficially owned, directly or indirectly, by Clal, (y) enter into any agreement or arrangement with any person or entity (other than the Company) concerning the voting, holding or transferring of any shares of the Company, or initiate, propose or participate in any transaction involving the Company or (z) recommend any person to engage in the activities in (w), (x) or (y) above.

5. Effective upon the Closing: (i) the Stock Purchase Agreement, between the Company and Clal, dated March 25, 1995, as amended (the "Clal Agreement"), shall be terminated in its entirety with no further obligations, liabilities or rights on the part of the parties thereunder, and (ii) the Registration Rights Agreement, between the Company and Clal, dated May 1, 1995, shall be amended hereby and shall provide that Clal shall not be entitled to exercise any of its rights thereunder during the Post-Closing Period. Clal hereby agrees to, notwithstanding any other agreement that it may have with the Company or others, vote all shares of Common Stock which it owns (beneficially and/or of record) in favor of the Merck Transaction (and all related matters) if such Transaction is approved by the Company's Board of Directors. In the event of any conflict between the terms of this agreement and the Clal Agreement, the terms of this agreement shall govern.

6. The execution and delivery of this agreement and the consummation of the transactions contemplated hereby shall in no way affect or modify the obligations of (i) P.R.I. Research, Inc. ("PRI Research") under the Non-Recourse Promissory Note, dated July 28, 1997, (ii) the Company, PRI Research, Clal, C.T.P. Research and Development (1995) Ltd., Clal Pharmaceutical Resources (1995) Ltd. or Clal Pharmaceutical Resources L.P. under the letter agreement, dated July 28, 1997, with respect to the purchase of interests by PRI Research in the joint venture of the Company and Clal and any and all documents executed in connection therewith, or (iii) the transactions contemplated thereby.

7. Each of Clal, the Company and Merck shall have the right to terminate this agreement without further obligation to any of the parties hereto (except for Paragraphs 8, 9, 10 and 11 below) by written notice to the other parties hereto (i) after March 27, 1998, unless a definitive Purchase Agreement with respect to the Merck Transaction has theretofore been executed by each party thereto, (ii) after July 15, 1998, unless the Closing has theretofore occurred and (iii) after April 3, 1998, unless the board of directors of Merck has theretofore approved the Purchase Agreement.

8. The Company, Merck and Clal agree to keep strictly confidential the contents of this agreement, the fact that discussions between the Company and Merck have occurred, the terms of such discussions and all of the other matters discussed herein, until after such time as the Company has disclosed such matters under applicable securities laws or the rules of the stock exchanges on which the Common Stock is traded; provided, however, that, notwithstanding the foregoing, Clal may disclose such matters at such time, and to such extent, as required under applicable securities laws.

9. All notices hereunder shall be in writing and shall be given:

     (a)  if to the Company,

          One Ram Ridge Road
          Spring Valley, New York 10977
          Attention:  Kenneth I. Sawyer, President
          Fax number:  (914) 425-7922

          with a copy to,

          Hertzog, Calamari & Gleason
          100 Park Avenue
          New York, New York 10017
          Attention:  Stephen Ollendorff, Esq.
               and Stephen R. Connoni, Esq.
          Fax number:  (212) 213-1199

     (b)  if to Merck,

          Frankfurter Strasse 250
          64271 Darmstadt Germany
          Attention:  Dr. Rudi Neirinckx
          Fax number:  (011 49) 6151 72 3435

          with a copy to,

          Coudert Brothers
          1114 Avenue of the Americas
          New York, New York 10036-7703
          Attention:  Edwin S. Matthews, Jr.
          Fax number:  (212) 626-4120

     (c)  if to Clal,

          Clal Pharmaceutical Industries Ltd.
          Clal House
          5 Druyanov Street
          Tel Aviv 63143 Israel
          Attention:  Ken Lalo, General Counsel
          Fax number:  011 972 3629 3633

          with a copy to,

          Weil, Gotshal & Manges LLP
          767 Fifth Avenue
          New York, New York 10153
          Attention:  David P. Stone, Esq.
          Fax number:  (212) 310-8007

Any notice shall be deemed to have been given, if personally delivered or sent by express commercial courier or delivery service or by telegram, telefax, telefax or facsimile transmission. Any notice given in any other manner shall be deemed given when actually received.

10. This agreement shall be governed in accordance with the laws of the State of New York, without regard to its conflicts of laws principles. For the purpose of this letter agreement, "U.S. Business Day" shall mean any day except Saturday, Sunday and any other day on which commercial banks in New York City are authorized by law to close.

11.  This agreement shall not be amended or (subject to Paragraph
7 above) terminated, and no provision hereof may be waived, except pursuant to a written instrument executed by each of the parties hereto.

                              Sincerely,

                              PHARMACEUTICAL RESOURCES, INC.


                              By: /s/
                                   Name:

                                   Title:

ACCEPTED AND AGREED TO:

CLAL PHARMACEUTICAL INDUSTRIES LTD.


By:  /s/ Ken Lalo
     Name:  Ken Lalo

     Title:  General Counsel

DATED:  March 25, 1998

ACCEPTED AND AGREED TO:

MERCK KGaA


By: /s/ R D Neirinckx
     Name:  Neirinckx Rudi

     Title:  HEAD NEW BUSINESS, MERCK KGaA

DATED:  March 25, 1998

                                                       Exhibit 9



                                        September 7, 1997


IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Pharmaceutical Resources, Inc, purchased, owned or sold from time to time by the undersigned.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,


                         Clal Pharmaceutical Industries, Ltd.

                         By:  /s/


Agreed:   IDB Holding Corporation Ltd.

          By: /s/











                                                       Exhibit 10



                                   September 7, 1997


IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of each of the following corporations purchased, owned or sold from time to time by the undersigned:

                    AG Associates, Inc.
                    American Israeli Paper Mills Ltd.
                    Carmel Containers Systems Ltd.
                    ECI Telecom Ltd.
                    Pharmaceutical Resources Inc.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,


                         Clal Industries Ltd.

                         By:  /s/

Agreed:   IDB Holding Corporation Ltd.

          By:  /s/






                                                       Exhibit 11



                                   September 28, 1997


IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of each of the following corporations purchased, owned or sold from time to time by the undersigned:

                    AG Associates, Inc.
                    American Israeli Paper Mills Ltd.
                    Carmel Containers Systems Ltd.
                    Cimatron Ltd.
                    ECI Telecom Ltd.
                    Pharmaceutical Resources Inc.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,


                         Clal (Israel) Ltd.

                         By:  /s/

Agreed:   IDB Holding Corporation Ltd.

          By:  /s/





                                                       Exhibit 12


                                   January 31, 1997


IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of each of the following corporations purchased, owned or sold from time to time by the undersigned:

                    AG Associates, Inc.
                    American Israeli Paper Mills Ltd.
                    Carmel Containers Systems Ltd.
                    Cimatron Ltd.
                    ECI Telecom Ltd.
                    Opal Inc.
                    Pharmaceutical Resources Inc.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,

                         IDB Development Corporation Ltd.

                         By:  /s/


Agreed:   IDB Holding Corporation Ltd.

          By:  /s/






                                                       Exhibit 13



                                   January 31, 1997

IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of each of the following corporations purchased, owned or sold from time to time by the undersigned:

                    AG Associates, Inc.
                    American Israeli Paper Mills Ltd.
                    Carmel Containers Systems Ltd.
                    Cimatron Ltd.
                    ECI Telecom Ltd.
                    Opal Inc.
                    Pharmaceutical Resources Inc.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,


                         By:  /s/
                         Raphael Recanati

Agreed:   IDB Holding Corporation Ltd.

          By:  /s/






                                                       Exhibit 14



                                   July 17, 1997

IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of each of the following corporations purchased, owned or sold from time to time by the undersigned:

                    AG Associates, Inc.
                    American Israeli Paper Mills Ltd.
                    Carmel Containers Systems Ltd.
                    Cimatron Ltd.
                    ECI Telecom Ltd.
                    Opal Inc.
                    Pharmaceutical Resources Inc.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,


                         /s/
                         Elaine Recanati


Agreed:   IDB Holding Corporation Ltd.

          By:  /s/





                                                       Exhibit 15



                                   January 31, 1997


IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of each of the following corporations purchased, owned or sold from time to time by the undersigned:

                    AG Associates, Inc.
                    American Israeli Paper Mills Ltd.
                    Carmel Containers Systems Ltd.
                    Cimatron Ltd.
                    ECI Telecom Ltd.
                    Opal Inc.
                    Pharmaceutical Resources Inc.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,


                           /s/
                         Leon Recanati


Agreed:   IDB Holding Corporation Ltd.

          By: /s/




                                                       Exhibit 16



                                   January 31, 1997


IDB Holding Corporation Ltd.
"The Tower"
3 Daniel Frisch Street
Tel Aviv, Israel

Gentlemen:

     Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of each of the following corporations purchased, owned or sold from time to time by the undersigned:

                    AG Associates, Inc.
                    American Israeli Paper Mills Ltd.
                    Carmel Containers Systems Ltd.
                    Cimatron Ltd.
                    ECI Telecom Ltd.
                    Opal Inc.
                    Pharmaceutical Resources Inc.

     IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                         Very truly yours,


                           /s/
                         Judith Yovel Recanati


Agreed:   IDB Holding Corporation Ltd.

          By:  /s/




                                                       Exhibit 17

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D,C, 20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934


                 PHARMACEUTICAL RESOURCES, INC.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)



                           717125108
                         (CUSIP Number)


                          Zeev Zehavi
              Clal Pharmaceutical Industries, Ltd.
                           Clal House
                       5 Druyanov Street
                         Tel Aviv 63143
                             Israel
                      (011-972-3) 526-3350
  (Name, Address, and Telephone Number of Person Authorized to
              Receive Notices and Communications)


                         March 25, 1995
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [X]



CUSIP No. 717125108

I.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Clal Pharmaceutical Industries, Ltd. (Intentionally Omitted)

II.  Check the Appropriate Box if a Member of a Group* (a) / /
                                                       (b) / /

III. SEC Use Only

IV.  Source of Funds*
     AF

V.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         / /

VI.  Citizenship or Place of Organization
     Israel

Number of Shares

VII. Sole Voting Power
     4,032,379 shares

VIII. Shared Voting Power
     -0-

IX.  Sole Dispositive Power
     4,032,379 Shares

X.   Shared Dispositive Power
     -0-

XI.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,032,379 shares

XII. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         / /

XIII. Percent of Class Represented by Amount in Row (11)
     16.7%

XIV. Type of Reporting Person*
     CO


Item 1.   Security and Issuer.

          The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Pharmaceutical Resources, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Ram Ridge Road, Spring Valley, New York 10977.

Item 2.   Identity and Background.

          This Statement is being filed by Clal Pharmaceutical
Resources Ltd., a corporation formed under the laws of the State of Israel ("Clal Pharmaceutical").

          The principal business of Clal Pharmaceutical is the development, manufacture, and marketing of pharmaceutical products.

          The principal office of Clal Pharmaceutical is located at Clal House, 5 Druyanov Street, Tel Aviv 63143, Israel.

          During the last five years, Clal Pharmaceutical has not been, and to the best knowledge of Clal Pharmaceutical, none of the directors and executive officers of Clal Pharmaceutical has been, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, Clal Pharmaceutical has not been, and to the best knowledge of Clal Pharmaceutical, none of the directors and executive officers of Clal Pharmaceutical has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has become subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          To the best knowledge of Clal Pharmaceutical, all of its directors and executive officers are citizens of the State of Israel.

Item 3.   Source and Amount of Funds or Other Consideration.

          Clal Pharmaceutical has entered into a stock purchase agreement, dated as of March 25, 1995 (attached as Exhibit 1) (the "Stock Purchase Agreement"), pursuant to which, and subject to the terms and conditions thereof, Clal Pharmaceutical agreed to purchase from the Issuer 2,027,272 shares of the Issuer's Common Stock (the "Shares") in exchange for $20,000,000. Clal Pharmaceutical has not yet determined what part of the purchase price, if any, will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.   Purpose of Transaction.

          Clal Pharmaceutical desires to form a pharmaceutical alliance for the development of new drugs and generic drugs through the formation of a strategic alliance with the Issuer.

          Pursuant to the Stock Purchase Agreement, upon the closing of such agreement, Clal Pharmaceutical shall acquire a warrant to acquire such number of shares of Common Stock as would result in Clal Pharmaceutical, after giving effect to the exercise, in full, of such warrant and the purchase of the Shares, holding 19.99% of the Common Stock issued and outstanding immediately prior to the issuance of such warrant (the "Warrant").

          Pursuant to the Stock Purchase Agreement, Clal Pharmaceutical shall also acquire, subject to the approval of the shareholders of the Issuer at the next annual meeting of the Issuer's shareholders (the "Annual Meeting"), a warrant to acquire such number of shares of Common Stock as would result in Clal Pharmaceutical, after giving effect to the exercise in full of such warrant and the Warrant together with all shares of Common Stock then owned by Clal Pharmaceutical, holding 19.99% of the Common Stock issued and outstanding immediately following the date of issuance of such warrant.

          Pursuant to the Stock Purchase Agreement, subject to certain conditions, the Issuer shall nominate, and use its best efforts to cause the election of, certain persons designated by Clal Pharmaceutical, after the closing of the Stock Purchase Agreement, to serve as directors on the Board of Directors of the Issuer, such that:

     (i) one-seventh of the members of the Board shall be comprised of Clal Pharmaceutical's representatives at all times during which Clal Pharmaceutical shall own at least 8% of the outstanding shares of Common Stock; and

     (ii) two-sevenths of the members of the Board shall be comprised of Clal Pharmaceutical representatives at all times during which Clal Pharmaceutical shall own at least 14% of the outstanding shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

     (a)  Upon the closing of the Stock Purchase Agreement, Clal
          Pharmaceutical will be the beneficial owner of 2,027,272 shares of Common Stock, constituting approximately 19.99% of the outstanding Common Stock
          (based upon the number of shares of Common Stock outstanding as of March 25, 1995).

     (b)  Upon the closing of the Stock Purchase Agreement, Clal
          Pharmaceutical will have the sole power to vote
          2,027,272 shares of the Common Stock,

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Except as described herein and in Item 4, Clal Pharmaceutical has no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

          Pursuant to the Stock Purchase Agreement, from the date of the closing of the Stock Purchase Agreement until the fifth anniversary thereof, Clal Pharmaceutical has agreed to vote all shares of Common Stock owned or held by it in favor of any transaction with a third party pursuant to which the Issuer would
(i) be involved in a merger or other business combination in which the Issuer's stockholders, as a result of such transaction would cease to beneficially own at least 50% of the voting power of, or equity interests in, the resulting entity, (ii) sell an amount of its securities which, as a result of such transaction, would cause such third party to own, beneficially, 51% or more of the outstanding voting securities of the Issuer or (iii) sell all or substantially all of its assets (collectively, a "Third Party Transaction") (other than any such transaction to which Clal Pharmaceutical has exercised a certain right of first refusal (the "Right of First Refusal")).

          Pursuant to an agreement between Clal Pharmaceutical and the Issuer to enter into a certain joint venture (the "Joint Venture"), if Clal elects not to exercise its Right of First Refusal with respect to a Third Party Transaction, Clal Pharmaceutical will have the right, exercisable at any time prior to the second anniversary of the closing of such Third Party Transaction, to sell its interest in the Joint Venture to the Issuer (or the purchaser in the Third Party Transaction ("Purchaser")), and the Issuer or such Purchaser shall be obligated to purchase such interest and may issue additional shares of the Common Stock to Clal Pharmaceutical in payment of such purchase price.

Item 7.   Materials to be filed as Exhibits
          Exhibit - 1

               Stock Purchase Agreement





























                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   March 28, 1995

                                   Clal PHARMACEUTICAL
                                   INDUSTRIES Ltd.


                                   By: /s/
                                        Zeev Zehavi,
                                        President


































                                                       Exhibit 18


                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D

                       (Amendment No. 1)

           Under the Securities Exchange Act of 1934


                 PHARMACEUTICAL RESOURCES, INC.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)



                           717125108
                         (CUSIP Number)


                          Zeev Zehavi
              Clal Pharmaceutical Industries, Ltd.
                           Clal House
                       5 Druyanov Street
                         Tel Aviv 63143
                             Israel
(011-972-3) 526-3350
   (Name, Address, and Telephone Number of Person Authorized to
                            Receive Notices and Communications)


May 1, 1995
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with the statement: [ ]

CUSIP No. 717125108

I.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Clal Pharmaceutical Industries, Ltd. (Intentionally Omitted)

II.  Check the Appropriate Box if a Member of a Group  (a) / /
                                                       (b) / /

III. SEC Use Only

IV.  Source of Funds
     AF

V.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         / /

VI.  Citizenship or Place of Organization
     Israel

Number of Shares

VII. Sole Voting Power
     4,032,379 shares

VIII. Shared Voting Power
     -0-

IX.  Sole Dispositive Power
     4,032,379 shares

X.   Shared Dispositive Power
     -0-

XI.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,032,379 Shares

XII. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         / /

XIII. Percent of Class Represented by Amount in Row (11)
     16.7%

XIV. Type of Reporting Person
     CO

          Items 3, 5, 6 and 7 of the Schedule 13D, dated March 25, 1995, are hereby amended by adding thereto the information set forth below. The terms defined in such Schedule 13D, as amended, shall have their defined meanings herein, unless otherwise defined herein.

Item 3.   Source and Amount of Funds or Other Consideration.


          The purchase price of $20,000,000 under the Stock
Purchase Agreement was provided by a shareholder of Clal
Pharmaceutical.

          The Issuer issued a Warrant, dated as of May 1, 1995, to Clal Pharmaceutical (attached as Exhibit 1) (the "Warrant"), pursuant to which, and subject to the terms and conditions thereof, Clal Pharmaceutical is entitled to purchase from the Issuer 936,282 shares of the Issuer's Common Stock (the "Warrant Shares"). The expiration date of the Warrant is the earlier of:
(i) May 1, 1998, (ii) redemption of the Warrant by the Issuer, or
(iii) May 1, 1997, if the Issuer's net income after tax, for its fiscal year ended September 28, 1996, exceeds $5,000,000. The exercise price of the Warrant is: (i) $10 per share for the period between May 1, 1995 and May 1, 1996, and (ii) $11 per share for the period between May 2, 1996 and May 1, 1998. In addition, the exercise price is subject to certain adjustments. Clal Pharmaceutical has not yet determined what part of the total exercise price, if any, will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Warrant Shares.


Item 5.   Interest in Securities of the Issuer

     (a) Upon the closing of the Stock Purchase Agreement, Clal Pharmaceutical became the beneficial owner of 4,032,379 shares of Common Stock (2,027,272 shares of Common Stock purchased pursuant to the Stock Purchase Agreement and a warrant to purchase an additional 936,282 shares of Common Stock pursuant to the Warrant), constituting approximately 16.7% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding as of April 28, 1995 and after giving effect to the issuance of the Warrant Shares).

     (b)  Upon the closing of the Stock Purchase Agreement, Clal
          Pharmaceutical will have the sole power to vote
          4,032,379 shares of the Common Stock (2,027,272 shares of Common Stock purchased pursuant to the Stock
          Purchase Agreement and a warrant to purchase an additional 936,282 shares of Common Stock pursuant to the Warrant).

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Pursuant to a Supplemental Agreement, dated May 1, 1995, (attached as Exhibit 2) (the "Supplemental Agreement"), if Clal Pharmaceutical elects not to exercise its Right of First Refusal with respect to a Third Party Transaction, Clal Pharmaceutical will have the right, exercisable at any time prior to the second anniversary of the closing of such Third Party Transaction, to sell its interest in the Joint Venture to the Issuer (or the purchaser in the Third Party Transaction ("Purchaser")), and the Issuer or such Purchaser shall be obligated to purchase such interest and may issue additional shares of the Common Stock to Clal Pharmaceutical in payment of such purchase price.

          Pursuant to a Registration Rights Agreement, dated May 1, 1995, (attached as Exhibit 3) (the "Registration Rights Agreement"), the Issuer granted to Clal Pharmaceutical two demand registration rights and unlimited piggyback registration rights with respect to shares of Common Stock of the Issuer purchased by Clal Pharmaceutical (i) under the Stock Purchase Agreement, (ii) upon any exercise of the Warrant, and (iii) in any other manner.




Item 7.   Materials to be filed as Exhibits

Exhibit
   1      Warrant
   2      Supplemental Agreement
   3      Registration Rights Agreement











































                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              May 1, 1995

                              Clal PHARMACEUTICAL
                              INDUSTRIES Ltd.


                              By:______________________________
                                   Zeev Zehavi,   Mony Ben Dor,
                                   President      Director


































                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                         May 1, 1995

                         CLAL PHARMACEUTICAL
                         INDUSTRIES Ltd.


                         By: /s/ Zeev Zehavi   /s/ Mony Ben Dor
                                 Zeev Zehavi,      Mony Ben Dor,
                                 President,        Director




































                                                       Exhibit 19

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            __________

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                  PHARMACEUTICAL RESOURCES, INC.
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            717125108
                          (CUSIP Number)

                           Zeev Zehavi
               Clal Pharmaceutical Industries, Ltd.
                            Clal House
                        5 Druyanov Street
                          Tel Aviv 63143
                              Israel
                       (011-972-3) 526-3350
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        September 21, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  / /

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.































SCHEDULE 13D
CUSIP No. 717125108                Page 2 of [____] Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Clal Pharmaceutical Industries, Ltd. (I.R.S. number intentionally omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*(a) /x/
                                                    (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION    United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     4,032,379
8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER
     4,032,379

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.


          Items 4, 5, 6 and 7 of the Schedule 13D, dated March 25, 1995, as amended by Amendment No. 1 thereto dated May 1, 1995, are hereby amended by adding thereto the information set forth below. The terms defined in such Schedule 13D, as amended, shall have their defined meanings herein, unless otherwise defined herein.

Item 4.   Purpose of Transaction

          As contemplated by the Stock Purchase Agreement, the Issuer issued a warrant, dated as of September 21, 1995, to Clal Pharmaceutical (attached as Exhibit 1) (the "Additional Warrant"), pursuant to which, and subject to the terms and conditions thereof, Clal Pharmaceutical is entitled to purchase from the Issuer 1,068,825 shares of the Issuer's Common Stock (the "Additional Warrant Shares"). The expiration date of the Additional Warrant corresponds to the expiration date of the Warrant. The exercise price of the Additional Warrant is: (i) $11 per share for the period between September 21, 1995 and May 1, 1996, and (ii) $12 per share for the period between May 2, 1996 and May 1, 1998. In addition, the exercise price is subject to certain adjustments. Clal Pharmaceutical has not yet determined what part of the total exercise price, if any, will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Additional Warrant Shares.

Item 5.   Interest in Securities of the Issuer

     (a) Upon the issuance of the Additional Warrant, Clal Pharmaceutical became the beneficial owner of 4,032,379 shares of Common Stock (2,027,272 shares of Common Stock purchased pursuant to the Stock Purchase Agreement, the Warrant to purchase 936,282 shares of Common Stock and the Additional Warrant to purchase 1,068,825 shares of Common Stock), constituting approximately 19.99% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding as of September 20, 1995 and after giving effect to the issuance of the Warrant Shares and the Additional Warrant Shares).

     (b)  Clal Pharmaceutical has the sole power to vote
          4,032,379 shares of the Common Stock (2,027,272 shares of Common Stock purchased pursuant to the Stock
          Purchase Agreement, the Warrant to purchase 936,282 shares of Common Stock and the Additional Warrant to purchase 1,068,825 shares of Common Stock).

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          As contemplated by the Stock Purchase Agreement, the Issuer issued the Additional Warrant, dated as of September 21, 1995, to Clal Pharmaceutical (attached as Exhibit 1), pursuant to which, and subject to the terms and conditions thereof, Clal Pharmaceutical is entitled to purchase from the Issuer the Additional Warrant Shares.

Item 7.   Materials to be filed as Exhibits

     1    Additional Warrant

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 28, 1995

          CLAL PHARMACEUTICAL INDUSTRIES LTD.

          By:
          Zeev Zehavi,        Mony Ben Dor,
          President           Director





















                                                       Exhibit 20

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                 PHARMACEUTICAL RESOURCES, INC.
                        (Name of Issuer)

            COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (Title of Class of Securities)

                          717125 10 8
                         (CUSIP Number)
                       Ken E. Lalo, Adv.
                      Clal Industries Ltd.
                       5 Druyanov Street
                        Tel Aviv, 63143
                            Israel
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        October 20, 1996
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  / /

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


































                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 2 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Pharmaceutical Industries, Ltd. (no U.S. I.D. No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 3 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Industries Ltd. (no U.S. I.D. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 4 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal (Israel) Ltd. (no U.S. I.D. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 5 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Discount Investment Corporation Ltd. (no U.S. I.D. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 6 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 7 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 8 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Raphael Recanati ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         /x/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 9 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Elaine Recanati (no U.S. S.S. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 10 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Leon Recanati (no U.S. S.S. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 717125 10 8                        Page 11 of 55 Pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Judith Yovel Recanati (no U.S. S.S. number)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /x/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

8    SHARED VOTING POWER
     4,032,379 shares

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER
     4,032,379 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     4,032,379 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.99%

14   TYPE OF REPORTING PERSON*
     IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                         ATTESTATION.

          This Amendment No. 3 amends the Schedule 13D dated March 28, 1995, as amended by Amendment No. 1 dated May 1, 1995, filed by Clal Pharmaceutical Industries, Ltd., on June 1, 1995, and Amendment No. 2 filed on September 28, 1995 to report certain changes relating to certain purchasers of shares of the Issuer, as well as certain changes relating to controlling persons of the Issuer.

Item 2.   Identity and Background

          (a), (b) and (c): The Reporting Persons are:

          (1) Clal Pharmaceutical Industries, Ltd. ("Clal Pharmaceutical"), an Israeli corporation, with its principal office at Clal House, 5 Druyanov Street, Tel Aviv, Israel. Clal Pharmaceutical acquires interests in, finances and participates in the management of companies in the pharmaceutical industry. Clal Pharmaceutical owns directly shares of the Issuer and warrants to acquire shares of the Issuer which (assuming exercise of the warrants) entitle it to vote approximately 19.99% of the shares of Common Stock of the Issuer.

          Exhibit 1 lists the name, residence or business address, citizenship, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted, of each director and executive officer of Clal Pharmaceutical.

          (2) Clal Industries Ltd. ("Clal Industries"), an Israeli corporation, with its principal office at Clal House, 5 Druyanov Street, Tel Aviv, Israel. Clal Industries is a holding company whose principal holdings are in the industrial sector. As of July 23, 1997, Clal Industries owned directly 100% of the voting shares of Clal Pharmaceutical.

          (3) Clal (Israel) Ltd. ("Clal Israel"), an Israeli corporation, with its principal office at Clal House, 5 Druyanov Street, Tel Aviv, Israel. Clal Israel is a holding company operating through its holding companies in the areas of industry, commerce and services, financing, construction, real estate, insurance, hotels and tourism and various branches of the capital markets and finance. As of July 23, 1997 Clal Israel owned directly approximately 68.3% of the voting shares of Clal Industries.

          Exhibit 2 lists the name, residence or business address, citizenship, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted, of each director and executive officer of Clal Israel and Clal Industries.

          (4) Discount Investment Corporation Ltd. ("DIC"), an Israeli corporation, with its principal office at 14 Beth Hashoeva Lane, Tel-Aviv, Israel. DIC organizes, acquires interest in, finances and participates in the management of companies. As of July 23, 1997 DIC owned directly 6.19% of the voting shares of Clal Israel.

          (5)  IDB Development Corporation Ltd. ("IDB
Development"), an Israeli corporation, with its principal office at the Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. Pursuant to a series of acquisitions of the shares of Clal Israel, the last of which occurred on October 20, 1996, IDB Development owns directly 42.21% of the voting shares of Clal Israel Ltd. In addition, as of July 23, 1997 IDB Development owns directly 54.8% of the voting shares of DIC.

          (6) IDB Holding Corporation Ltd. ("IDB Holding"), an Israeli corporation, with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. As of July 23, 1997 IDB Holding owns approximately 71.34% of the outstanding shares of IDB Development.

          The following persons may by of reason of their interests in and relationships with IDB Holding be deemed to control the corporations referred to in paragraphs (1)-(6) above:

          (7)  Raphael Recanati, The Tower, 3 Daniel Frisch
Street, Tel Aviv, Israel. Present principal occupation: Chairman and Managing Director, IDB Holding and IDB Development;
President, Finmar Equities Co. - shipping and finance.

          (8)  Elaine Recanati, 57 Margalit Street, Haifa,
Israel.  Present principal occupation: Housewife.

          (9)  Leon Recanati, The Tower, 3 Daniel Frisch Street,
Tel Aviv, Israel.  Present principal occupation: Joint Managing
Director of IDB Holding and Chairman of the Board of Directors of Clal Israel.

          (10) Judith Yovel Recanati, 64 Kaplan Street, Herzliya,
Israel.  Present principal occupation: Housewife.

          Messrs. Raphael Recanati and Elaine Recanati are brother-in-law and sister-in-law and Leon Recanati and Judith
Yovel Recanati are brother and sister and are the nephew and niece of Raphael Recanati and Elaine Recanati.

          The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of IDB Holding, IDB Development and DIC and the name and business address of any corporation or other organization in which such employment is conducted are set forth on Exhibits 3, 4 and 5 hereof and incorporated herein by reference.

          (d) None of the corporations or individuals referred to in (1)-(10) above has, during the last five years preceding
July 23, 1997, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.


          On February 16, 1994, following a lengthy trial in the District Court of Jerusalem, State of Israel, of 22 defendants, including IDB Holding, the four largest Israeli banks, and members of their senior management, IDB Holding, all the banks, including Israel Discount Bank Limited ("IDBL") of which IDB Holding was the parent, and all the management-defendants were convicted of contravening certain provisions of Israel's laws in connection with activities that arose out of a program related to the regulation of bank shares prior to October 1983. Messrs. Raphael Recanati, Eliahu Cohen and Oudi Recanati, who were among the management-defendants, and IDB Holding categorically denied any wrongdoing and appealed to the Supreme Court of Israel, which found that the share regulation had been authorized and encouraged by high officials of the Israeli Government, overturned the principal count of the indictments of the management-defendants, and acquitted IDB Holding of all charges. The Court left standing the lower court's finding that Messrs. Raphael Recanati and Eliahu Cohen, who were principal executive officers of IDBL, and Mr. Oudi Recanati, who was a member of that bank's senior management, caused improper advice to be given in connection with the sale of securities and that Messrs. Raphael Recanati and Eliahu Cohen caused false entries in corporate documents, in contravention of Israeli laws. Messrs. Raphael Recanati, Eliahu Cohen and Oudi Recanati received from the lower court suspended sentences of two years, two years and 18 months, respectively, all of which have lapsed, and they were fined approximately $200,000, $167,000 and $134,000, respectively.
None of the activities in question, which occurred more than 13 years ago, relate to or involve the Issuer or its business in any way.

          (e) None of the corporations or individuals referred to in (1)-(10) above has, during the last five years preceding July 23, 1997, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  The individuals referred to in (7), (8), (9), and
(10) above are citizens of Israel.

Item 4.   Purpose of Transaction

          Clal Pharmaceutical is discussing with the Issuer a number possible transactions, including business combinations with third parties, the restructuring of the joint venture between Clal Pharmaceutical and the Issuer in Israel and/or the restructuring of the warrants held by Clal Pharmaceutical.

Item 5.   Interest in Securities of the Issuer

          As of July 23, 1997, Clal Pharmaceutical was the beneficial owner of 4,032,379 shares of Common Stock of the Issuer (consisting of 2,027,272 shares of Common Stock purchased pursuant to the Stock Purchase Agreement dated March 25, 1995, as amended, 100,000 shares of Common Stock purchased from Kenneth I. Sawyer, President of the Issuer on a block sale transfer dated June 3, 1996, and 1,906,107 shares of Common Stock that Clal Pharmaceutical has the right to acquire pursuant to warrants dated May 1, 1995 and September 21, 1995), or approximately 19.99% of the shares of Common Stock of the Issuer advised to be outstanding as of such date.

Item 7.   Material to Be Filed as Exhibits

Exhibits 1,    Name, citizenship, business address, present
2, 3, 4        principal occupation and employer of
and 5          executive officers and directors of
               (1) Clal Pharmaceutical, (2) Clal Industries and Clal Israel, (3) IDB Holding, (4) IDB
               Development and (5) DIC

Exhibit 6 -    Agreement dated January 14, 1997 between DIC and
               IDB Holding authorizing IDB Holding to file this
               Schedule 13D and any amendments hereto on behalf of DIC

Exhibit 7 -    Agreement dated January 31, 1997 between IDB
               Development and IDB Holding authorizing IDB
               Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development

Exhibit 8 -    Agreement dated January 31, 1997 between Raphael
               Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Mr. Recanati

Exhibit 9 -    Agreement dated July 17, 1997 between Elaine
               Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Ms. Recanati

Exhibit 10 -   Agreement dated January 31, 1997 between Leon
               Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Recanati

Exhibit 11 -   Agreement dated January 31, 1997 between Judith
               Yovel Recanati and IDB Holding authorizing IDB
               Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Recanati

Exhibit 12 -   Schedule 13D, dated March 25, 1995

Exhibit 13 -   Amendment to Schedule 13D, dated May 1, 1995

Exhibit 14 -   Amendment to Schedule 13D, dated September 28,
               1995













Signatures


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. By executing this statement, each of (in the capacities listed below) the undesigned hereby agrees that this statement is filed on behalf of the persons identified below.

Dated: July 23, 1997

                    CLAL PHARMACEUTICAL INDUSTRIES, LTD.

                    By:/s/
                       Name:
                       Title:

                    CLAL INDUSTRIES LTD.

                    By:/s/
                       Name:
                       Title:

                    CLAL (ISRAEL) LTD.

                    By:/s/
                       Name:
                       Title:























                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    RAPHAEL RECANATI
                    ELAINE RECANATI
                    LEON RECANATI
                    JUDITH YOVEL RECANATI

                    By:  IDB HOLDING CORPORATION LTD.

                    By: /s/
                         James I. Edelson, U.S. Resident
                         Secretary of IDB Holding Corporation
                         Ltd. for itself and on behalf of
                         Discount Investment Corporation Ltd.,
                         IDB Development Corporation Ltd.,
                         Raphael Recanati, Elaine Recanati, Leon
                         Recanati and Judith Yovel Recanati
                         pursuant to the agreements annexed
                         hereto as exhibits 6-11.